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07020639

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Diamyd Medical

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

JAN 31 2007

THOMSON FINANCIAL

FILE NO. 82- 34956

FISCAL YEAR 8-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 1/29/07

C 82-34956

DIAMYD MEDICAL

Annual Report 2005/06

AR/S
8-31-06


"The total number of people in the world with diabetes is "spiralling out of control". (International Diabetes Federation)
Nine of ten children with diabetes do not have a relative with the disease.
Many adults have diabetes without knowing it. The risk of getting diabetes increases with age.

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

CONTENTS

**Disclaimer: This Annual Report is a translation from the Swedish original. No guarantees are made that the translation is free from errors. While the information in this Annual Report is believed to be accurate, no representations or warrantees are made as to the accuracy and completeness of the contents and of any statement herein. The reporting currency of Diamyd Medical AB (publ) is SEK and the Annual Accounts are presented in Swedish. The financial information in this translation has been converted to US$ in order to facilitate for foreign investors to understand the financial information of Diamyd Medical AB (publ). See also note 1. This Annual Report may not be distributed for fundraising or investment purposes in any country. Any disputes arising out of the contents of this Annual Report shall be settled by Swedish law and by a Swedish court of law, exclusively. It should be noted that development companies in the Life Science area are subject to high risk.*

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

VISION

Diamyd Medical shall prevent or cure autoimmune diabetes.



DIAMYD MEDICAL IN BRIEF

Diamyd Medical is a Life Science company developing therapeutic products for diabetes and its complications. The Company licenses two proprietary technology platforms: the exclusive therapeutic rights to the gene coding for the 65 kDa isoform of human glutamic acid decarboxylase (GAD65) and a replication defective viral backbone, the Nerve Targeted Drug Delivery System (NTDDS).

Diamyd Medical's lead product is Diamyd®, a GAD65 based therapeutic for patients with autoimmune diabetes and residual insulin secretion, e.g. patients with recently diagnosed autoimmune type 1 diabetes or Latent Autoimmune Diabetes in Adults (LADA). LADA is a subgroup of the type 2 diabetes patients. Together these groups represent in total approximately 20% of the worldwide diabetes patient population.

In August 2006 Diamyd Medical announced that Diamyd® demonstrated statistically significant efficacy in preserving insulin production in 70 children and adolescents with type 1 diabetes (Phase II clinical trial). No serious adverse reactions were observed and the treatment was well received by patients and doctors. The results of the trial demonstrate that Diamyd® offers the potential to slow the progression of type 1 diabetes. Diamyd® has previously demonstrated clinically significant and positive results in a dose finding Phase II clinical trial with 47 type 2 LADA patients. A Phase II/III trial in 160 type 2 LADA patients is ongoing and a first clinical report is scheduled for June 2007.

In addition to its role as a major autoantigen in autoimmune diabetes, GAD65 also converts the excitatory neurotransmitter glutamate to the inhibitory neurotransmitter GABA. Diamyd Medical utilizes this role of GAD to develop products that treat chronic pain caused by diseases such as diabetes and cancer. In these products, GAD (catalyzing the production of GABA) or Enkephalin (a neurotransmitter), is delivered locally to the nerves that exert pain using the proprietary Nerve Targeted Drug Delivery System (NTDDS). These projects are in preclinical phases.

GAD65 can also be used to treat central nervous system (CNS) diseases such as Parkinson's Disease. During 2006 Diamyd Medical out-licensed the use of the GAD65 gene to Neurologix Inc., Fort Lee, New Jersey for the treatment of Parkinson's disease. Clinical Phase I results have been reported.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, Pennsylvania. Diamyd® is manufactured by Protein Sciences, Corporation in Meriden, Connecticut.

FINANCIAL REPORT CALENDAR

Annual General Meeting of Shareholders	December 11, 2006
3-month report (September-November)	January 19, 2007
6-month report (December-February)	April 20, 2007
9-month report (March-May)	June 29, 2007
Year End Report (September-August)	October 26, 2007

Financial reports, press releases and other information are available on the Diamyd Medical web site, www.diamyd.com. For information regarding financial issues contact:

Diamyd Medical AB (publ)
Linnégatan 89 B
SE-115 23 Stockholm, Sweden

Telephone: +46 8 661 00 26
Fax: +46 8 661 63 68
E-mail: investor.relations@diamyd.com

TRADING INFORMATION

Diamyd Medical shares are listed on the Nordic Exchange (ticker symbol: DIAM B). In April 2006, Diamyd Medical became available for trade in the U.S.A. through a Level 1 American Depository Receipt (ADR) program administered by the Bank of New York (ticker symbol: DMYDY).

ANALYST COVERAGE

Khandaker Partners
Jui Kulkarni
research@khandaker.com
www.khandaker.com

Kaupthing Bank
Benjamin Nordin
benjamin.nordin@kaupthing.se
www.kaupthing.se

ABG Sundal Collier
Peter Östling
peter.ostling@abgsc.se
www.abgsc.com

Remium
Ebba Ankarcrona
ebba.ankarcrona@remium.com
www.remium.com



Anders Essen-Möller, President, CEO and Founder.

PRESIDENT'S STATEMENT – ONE YEAR SUMMARY

Dear Shareholder,

This past year was a very positive one! In August 2006 perhaps the most significant event in the Company's history occurred. Our Phase II trial using Diamyd® to treat children and adolescents with type 1 diabetes demonstrated significant efficacy. Diamyd® slowed the rate of autoimmune destruction of insulin-producing pancreatic beta cells. Additionally, the ease and efficiency of the administration of the two doses of Diamyd® given over 30 days, confirmed the positive perception of Diamyd's therapy by patients, their parents and the investigators. Based upon these results and our other trials reported to date, we believe Diamyd® to be safe and effective for the treatment of autoimmune diabetes.

In June 2007, Diamyd Medical expects to reach another major milestone on its way to bringing Diamyd® to market when the results from a double-blind trial with 160 patients with autoimmune type 2 diabetes (LADA) will be announced. All of the patients in this trial have GAD antibodies indicating that their insulin-producing beta cells are under attack by the immune system, a condition which eventually leads to insulin dependency. Diamyd Medical has completed enrollment and treatment of all the patients for this trial.

In anticipation of future clinical trials that will be necessary to obtain market approval in the U.S.A., Diamyd Medical has moved its manufacturing of Diamyd® for phase III trials to Protein Sciences Corporation, Meriden, CT. At the same time the Company has made a US$3 million convertible bond investment in Protein Sciences, which specializes in the development of next-generation recombinant vaccines.

Our view that GAD65 is important for treating CNS diseases was reinforced this past year when we out-licensed the use of GAD65 for treatment of Parkinson's Disease to Neurologix Inc., Fort Lee, NJ. The deal includes both up-front and milestone payments as well as royalty on future sales. Neurologix has reported a successful Phase I trial using GAD65 in patients with Parkinson's Disease.

This year's acquisition of Nurel Therapeutics Inc., PA now Diamyd Inc., Pittsburgh, PA brings the novel Nerve Targeted Drug Delivery System (NTDDS) to the Company. After several years of setbacks, we believe that gene therapy is now poised to advance in the treatment of many diseases, with safe and efficient delivery vehicles being a key factor for its success. To that end, Diamyd Medical's NTDDS has a number of advantages in its favor: it can deliver several genes at the same time, it does not integrate into the genome (an additional level of safety), and it has affinity for nervous tissue where it can reside and deliver therapeutics for extended periods. Although there will be many therapeutic applications for the NTDDS, we are first focusing on using the system to deliver GAD or Enkephalin to nerves in order to block transmission of pain signals to the brain as a way to treat chronic pain caused by diseases such as diabetes or cancer. These projects are currently in a preclinical phase.

During the past year Diamyd Medical increased its presence in the U.S.A. through several additional activities e.g. by appointing several individuals from the U.S.A. to our business and scientific advisory boards, activating an American Depository Recipient (ADR) program to facilitate trading for US based investors, undertaking several road shows to US investors and hiring a professional firm to lead US based public relations activities. Our efforts to increase our presence in the U.S.A. will continue.

We will also continue to focus on building shareholder value. With strong clinical results for Diamyd® at hand, partnership discussions with large pharmaceutical companies regarding commercialization of Diamyd® are ongoing. At the same time preparations are underway to take Diamyd® into Phase III trials necessary for market approval. For these trials, Professor Jerry Palmer, University of Washington, WA and Professor Johnny Ludvigsson, Linkoping University Hospital, Sweden, have agreed to be Lead Investigators in the U.S.A. and Europe, respectively.

Diamyd Medical ended its fiscal year in good financial condition; outstanding warrants were exercised resulting in proceeds to the Company of approximately US$ 7 million.

In closing, I thank our shareholders, without whom development of these exciting therapies would not have been possible. In addition, I wish to extend my appreciation to our patients for volunteering in our trials, and to Diamyd Medical's dedicated personnel on both sides of the Atlantic Ocean for the outstanding contributions they have made this year.

Yours truly,

Anders Essen-Möller,
President, CEO and Founder

DIAMYD MEDICAL'S TECHNOLOGY PLATFORMS

Human recombinant Glutamic Acid Decarboxylase, isoform 65 kDa (rhGAD65)

Diamyd® is based on the 65 kDa isoform of the recombinant human glutamic acid decarboxylase protein (rhGAD65). Endogenous GAD65 is present in insulin-producing beta cells as well as in nerve and brain tissues. Its role in beta cells is not fully understood, however, in nerve cells GAD65 catalyzes the conversion of the amino acid glutamate to GABA, a neurotransmitter. Thus GAD65 is considered an important candidate drug in several neurological diseases, e.g. Parkinson's disease and chronic pain.

GAD65 is also a major autoantigen in autoimmune diabetes. The Diamyd® candidate therapeutic is intended to induce immunotolerization in patients with autoimmune diabetes and thereby slow or prevent the destruction of pancreatic beta cells and to maintain endogenous secretion of insulin.

Type 1 and type 2 LADA diabetes patients are the primary populations that may benefit from Diamyd® therapy. Both diseases are autoimmune in nature, which means that the body's immune system attacks its own insulin-producing beta cells.

Diamyd® for diabetes therapy – Mechanism of action

Studies in animal models for autoimmune diabetes as well as results from clinical trials have demonstrated that the destruction of the beta cells in autoimmune diabetes is mediated by the cellular arm of the immune system involving antigen-specific killer T-cells. The antibody arm of the immune system, the humoral arm, has more of a "bystander" role and is not actively involved in the destructive process itself.

Several findings point to a mechanism of action where the subcutaneous deposit of rhGAD65 (Diamyd® candidate therapeutic) is processed by antigen-presenting cells to provide peptide fragments of rhGAD65 containing regions (determinants) recognized by T-cells. Presentation of those rhGAD65 determinants with tolerizing potential results in induction and proliferation of a subset of GAD65-specific regulatory T-cells. These regulatory T-cells down regulate antigen-specific killer T-cells that would otherwise attack the insulin-producing beta cells. Thus, the proliferation of GAD65-specific regulatory T-cells results in either an inhibition or prevention of the progression to insulin dependence in diabetes.

GAD65 molecule with different epitopes marked (Baekkeskov S., Schwatrs, H.L., *J. Mol. Biol., 287*, 5, **1999**, 983–999)


M8
M9
M1
M3
DPA
DPC
M4
M2
M5
b78
65-1
65-2
M10
M6

Replication Defective Nerve Targeting Drug Delivery System (NTDDS)

Diamyd Medical owns an exclusive license to the Nerve Targeted Drug Delivery System (NTDDS) based on a replication defective viral backbone. The NTDDS is highly engineered so the virus does not multiply once injected into the patient. Furthermore, the NTDDS has a natural affinity for nerve cells that result in a highly targeted delivery vehicle. When delivered to the nerve cell, the NTDDS remains stable for several weeks while it produces therapeutic biologics from inserted genes directly into the nerve junctions (synapses). A key advantage of the NTDDS lies in the fact that the therapy will not circulate throughout the body and therefore will be less likely to produce any systemic side effects that are common in current pain and CNS-disease therapies. Additionally, the NTDDS does not integrate into the host cell's chromosome and the risk of side effects is further reduced, compared to other types of gene therapy.

GAD and Enkephalin delivered by the NTDDS for pain control – Mechanism of action

Pain is transmitted through a series of neurons that run from the skin to the brain. Pain signaling can be inhibited in several ways at the synapse between the peripheral and central nervous system. This synapse provides input from the skin or organs via the first order neuron. The output from this synapse, the second order neuron, is within the spinal cord and projects into the brain to complete the pain pathway. Interneurons represent a feedback loop from the brain to modify the pain transmission through the release of compounds that dampen the signals when the brain senses pain.

Major compounds that dampen pain transmission are Enkephalins and GABA. These transmitters are expressed in all synapses. However, depending on location in the body, there might be differences in their effectiveness. For example, while GABA dampens spinal cord injury pain signals, Enkephalins may be more efficient in treating inflammatory pain and cancer pain.

In normal first order peripheral neurons, GAD is synthesized and converts glutamate into GABA, an inhibitory neurotransmitter. Release of GABA from the first order neuron into the synapse will bind the GABA receptor present on the second order spinal neuron and stimulate intracellular signaling to dampen pain transmission. Through a separate mechanism, Enkephalin is naturally released from the interneuron to bind to Enkephalin receptors on the surface of the first order neuron to block pain transmission to the spinal cord.

In Diamyd Medical's approach, GAD (catalyzing the production of GABA) and Enkephalin are produced by the NTDDS in the first order neuron and released directly into the synapse to block or dampen transmission of the pain signals.

Pain is transmitted through a series of neurons that run from the skin to the brain. Release of GABA or Enkephalin from the first order neuron into the synapse will bind the receptors and stimulate intracellular signaling to dampen pain transmission.


INTERNEURON
Enkephalin
Enkephalin receptor
GABA
GABA receptor
SKIN
FIRST ORDER NEURON
SPINAL CORD
SECOND ORDER NEURON
SYNAPSE

PRODUCT PORTFOLIO



Diamyd

Diamyd Medical is currently developing therapies for diabetes and its complications. The furthest advanced product is the candidate therapeutic Diamyd® targeting autoimmune diabetes. Products in the NTDDS portfolio utilizes Enkephalin or GAD and target chronic pain caused by diabetes, cancer and other diseases. Neurologix Inc. has licensed GAD65 from Diamyd Medical for the development of new therapies for Parkinson's disease.

Product Pipeline

PROJECT	MODALITY	LEAD INDICATION
AUTOIMMUNE DIABETES		
Diamyd®	GAD65	Type 1
Diamyd®	GAD65	Type 2 LADA
NEUROLOGY		
NP2	Enkephalin	Cancer pain
NG2	GAD	Diabetes Pain Neuropathy Shingles CNS disease
Neurotrophic factors		Neuroprotection
LICENSES		
Neurologix Inc	GAD65	Parkinson's Disease



RESEARCH
VALIDATED TARGET
PRECLINICAL
PHASE I
PHASE II
PHASE III

Intervention with Diamyd® in recently diagnosed type 1 diabetes patients:

In August 2006 Diamyd Medical announced positive results from a randomized, double-blind, placebo-controlled Phase II clinical trial in 70 children and adolescents with recent onset of type 1 diabetes. Enrolled patients had duration of disease of maximum 18 months and were GAD antibody positive. The protocol for Diamyd® therapy was two single administrations of 20 µg Diamyd® four weeks apart. Patients are followed for 30 months, with data presented after 15 months.

The key in the type 1 trial was measurement of meal-stimulated C-peptide. As insulin and C-peptide are produced simultaneously in equal amounts and C-peptide is easier to measure, meal-stimulated C-peptide level is the most important parameter to follow in a type 1 diabetes trial where the aim is to measure preservation of insulin producing function of beta-cells.

In September 2006, Professor Johnny Ludvigsson, Linköping University Hospital, Sweden and Principal Investigator for the trial, expanded on the positive results at the European Diabetes meeting EASD in Copenhagen in Denmark.

Major conclusions of the trial were:

- Diamyd® demonstrated efficacy in slowing the decline of C-peptide levels after a stimulated meal at 15 months. C-peptide levels in both groups experienced a decline, but the decline was significantly inhibited in the Diamyd® group. ($p = 0.01$).

- The relative insulin requirements in the Diamyd®-treated group increased less than in the placebo group.

- Diamyd®-treated patients with a disease duration of less than 3 months at intervention ($n = 4$) showed improved C-peptide levels at 15 months, whereas placebo treated patients ($n = 7$) showed a decline in C-peptide levels. The subgroup was too small for statistical calculations.

- The results strongly support that administration of Diamyd® in children and adolescents is safe. There were no serious adverse events associated with the Diamyd® therapy.

The results provide strong support that the administration of Diamyd® is effective in preserving insulin-producing function in type 1 diabetes patients. The maintenance of endogenous insulin production is important as it helps patients to better control their disease and reduce long-term complications. Overall, Diamyd Medical believes that Diamyd® offers a compelling, first in class, therapeutic for insulin-producing beta cell preservation in type 1 diabetes, due to the efficacy, safety and ease of use.

The type 1 diabetes Phase II trial is now in a follow up stage of 15 months. The next step in the clinical development of Diamyd® for treatment of type 1 diabetes will be to initiate large clinical trials in the U.S.A. and Europe. The Company is in the early stages of preparing for these trials. In Europe, Professor Ludvigsson will act as the lead investigator for the multi-center trial and Professor Jerry Palmer, Head of the Diabetes Endocrinology Research Center at the University of Washington in Seattle, WA will lead the US clinical program.

Change in C-peptide from Day 1 in the whole group of patients with a duration of type 1 diabetes up to 18 months [C-peptide = AUC((pmol/ml)•2h), MMTT, Means ±SEM].


DIAMYD
PLACEBO
3 months
9 months
15 months
0
-0,1
-0,2
-0,3
-0,4
-0,5
-0,6
-0,7
-0,8
-0,9
Change in C-peptide (AUC, nM*2h)
Months 3, 9 & 15 after *treatment*

Change in C-peptide from Day 1 in the subgroup of patients with a duration of type 1 diabetes up to 3 months [C-peptide = AUC((pmol/ml)•2h), MMTT, Means ±SEM].


DIAMYD
PLACEBO
3 months
9 months
15 months
0,4
0,2
0
-0,2
-0,4
-0,6
-0,8
-1
-1,2
-1,4
Change in C-peptide (AUC, nM*2h)
Months 3, 9 & 15 after treatment

Prevention with Diamyd® in type 2 LADA patients:

Diamyd® is also being developed for the treatment of type 2 diabetes patients who have antibodies specific for GAD and therefore have a form of autoimmune diabetes known as Latent Autoimmune Diabetes in Adults (LADA). These patients have a slow-progressing autoimmune attack on the insulin-producing beta cells.

Diamyd Medical has previously conducted a successful small-scale, dose-finding Phase II clinical trial in 47 type 2 LADA patients (*see below*). To confirm the positive results obtained from this first type 2 LADA trial, a Phase II/III clinical trial that is intended to be part of registration of Diamyd®, is currently being conducted in 160 type 2 LADA patients. This trial is randomized, double-blind and placebo-controlled. The treatment group (80 patients) received two injections of a 20 µg dose of Diamyd® with a 30 day interval. The placebo group received the same formulation without rhGAD65. The trial is fully enrolled, is being conducted at 17 clinics throughout Sweden and is headed by Professor Carl-David Agardh of the University Hospital MAS in Malmö, Sweden. The Company plans to announce initial results from the trial in June 2007.

Results from the dose-finding Phase II clinical trial in type 2 LADA patients

Positive outcomes were previously reported after 24 months from a Phase II clinical dose-finding trial with Diamyd®. The trial was conducted in 47 type 2 LADA patients and a broad dose range was investigated with respect to safety and efficacy. The results indicated that the preparations were clinically safe and that the dose regimen of 2 x 20 µg of Diamyd® increased insulin secretion levels (measured as C-peptide). Furthermore, the increase in C-peptide was found to be associated with a decrease in glycosylated hemoglobin (A1C) after treatment with Diamyd®. This finding is important because A1C is widely used to clinically evaluate the efficacy of diabetes treatments. The 47 patient type 2 LADA trial is currently in a follow up stage.

Finally, it is important to note that the statistically positive effect on C-peptide (or insulin) levels observed in the 20 µg dose group was associated with an elevated number of T-cells that can down-regulate an autoimmune attack on insulin-producing beta cells. The latter outcome likely enhances insulin-producing beta cell survival and function, and thereby gives rise to improved insulin (C-peptide) secretion.


A1C (%)
7,5
7,0
6,5
6,0
5,0
Placebo
20 µg Diamyd®
0
4
8
12
16
20
24
Months after Prime Dose Administered
Log fasting C-peptide
0,1
0,0
-0,1
-0,2
-0,3
20 µg Diamyd®
Placebo
Months after Prime Dose Administered

In the 47 patient LADA trial, Diamyd® has a positive impact on A1C and fasting C-peptide even after 24 months from treatment.


T-cell response at treatment
CD4+CD25+/CD4+CD25- ratio increase (%)
100
80
60
40
20
0
-20
-40
0
1
2
3
4
5
6
7
Months of treatment
Placebo
4 µg
20 µg
100 µg
500 µg

In the 47 patient LADA trial the CD4+CD25+ response indicate an active influence on the autoimmune destruction of insulin beta cells by Diamyd® in the 20 µg dose regimen.



CLINICAL DEVELOPMENT OF Diamyd®

An overview of the completed or ongoing clinical trials with the therapeutic Diamyd® is presented below:

1. Skin prick test trial, Sweden, 1995

PARTICIPANT	Type 1 diabetes patients
AGE, YEARS	Adolescents
NUMBER OF PATIENTS	N=15
TRIAL PERIOD	Main trial period 28 days
PURPOSE	Safety
COMMENTS AND CONCLUSIONS	Administration of 1 µg rhGAD. **Safety outcome:** None of the subjects showed any adverse reactions.

2. A Phase I randomized, double-blind, placebo controlled, rising dose trial, UK, 1999

PARTICIPANT	Male healthy volunteers
AGE, YEARS	24–45
NUMBER OF PATIENTS	N=24
TRIAL PERIOD	10 weeks
PURPOSE	Safety, tolerability
COMMENTS AND CONCLUSIONS	Single dose, 20, 100, 250 and 500 µg rhGAD65 or placebo. **Safety Outcome:** Subcutaneous administration of all doses of rhGAD65 was well tolerated.

3. A Phase IIa, randomized, double-blind, placebo-controlled, group-comparison, dose-finding trial, Sweden, 2000–2007

PARTICIPANT	Type 2 LADA patients
AGE, YEARS	30–70
NUMBER OF PATIENTS	N=47
TRIAL PERIOD	Main trial period: 6 months. *Completed April 2003* Follow up: 4.5 years. *Ongoing*
PURPOSE	Dose-finding, safety, efficacy
COMMENTS AND CONCLUSIONS	Prime and boost of 4, 20, 100, 500 µg Diamyd® or placebo, given on two occasions 4 weeks apart. Up to two extra boosts in the 500 µg Diamyd® group. **Safety outcome:** Subcutaneous administration of Diamyd® was well tolerated in all dose ranges over the trial period and after 2 years. **Efficacy outcome:** Statistically significant increases in C-peptide levels in conjunction with an increase in the CD4+CD25+ subset of down regulating T-lymphocytes were seen in the 20 µg Diamyd® dose group alone. During follow-up the decreasing trend in A1C became statistically significant in the 20 µg Diamyd® dose group alone. These data were used to rationalize the selection of the 20 µg Diamyd® dose group alone for further clinical investigation.

4. A phase II, randomized double-blind placebo-controlled multi-centre trial, Sweden 2004–2008

PARTICIPANT	Type 1diabetes patients
AGE, YEARS	10–18
NUMBER OF PATIENTS	N=70
TRIAL PERIOD	Main trial period: 15 months. *Completed August 2006* Follow-up: 15 months. *Ongoing*
PURPOSE	Safety, efficacy
COMMENTS AND CONCLUSIONS	Prime and boost of 20 μg Diamyd® or placebo, given on two occasions 4 weeks apart. **Safety outcome:** Subcutaneous administration of 20 μg Diamyd® was well tolerated. **Efficacy outcome:** The mean secretion of C-peptide continued to decline over time in both trial groups. There was, however, a significantly higher secretion of C-peptide by AUC (Area Under the Curve) in the treatment group after a standardized meal at month 9 and at month 15 compared to placebo.

5. A Phase II/III, randomized, double-blind, placebo-controlled multi-centre trial, Sweden 2004–2010

PARTICIPANT	Type 2 LADA patients
AGE, YEARS	30–70
NUMBER OF PATIENTS	N=160
TRIAL PERIOD	Main trial period: 18 months. *Ongoing* Will be completed June 2007.
PURPOSE	Safety, efficacy
COMMENTS AND CONCLUSIONS	Prime and boost of 20 μg Diamyd® or placebo given on 2 occasions, 4 weeks apart.

Manufacturing of Diamyd®

In December 2005, Diamyd Medical entered into a manufacturing agreement with Protein Sciences to produce clinical grade materials for future clinical trials.

NTDDS for treatment of chronic pain

Diamyd Medical's lead product for the treatment of chronic pain is NP2, an NTDDS product producing Enkephalin locally at the site of pain. There is an extensive body of preclinical safety and efficacy data for NP2 and related products.

The results demonstrate that a simple injection of a predecessor of the NP2 product into the skin:

- Effectively alleviates pain in a variety of acute and chronic pain animal models for weeks;
- Is safe and targets sensory neurons;
- Provides a therapeutic effect, even at tolerance to morphine;
- May have an additive effect when used with morphine;
- Can be re-administered effectively; and
- Reduces chronic pain without inducing tolerance or inducing side effects.

These results have been published in the peer reviewed literature and presented at numerous international conferences.

GAD65 for treatment of Parkinson's disease

During August 2006 Diamyd Medical and Neurologix Inc. entered into a licensing agreement where Diamyd out-licensed the GAD65 patents to Neurologix for the development of a GAD-based therapy to treat Parkinson's disease. A Phase I trial with patients having Parkinson's disease has been completed, according to a press release from Neurologix dated October 17, 2006. Primary outcomes of the trial regarding design, safety and tolerability, were successfully met. There were no adverse reactions reported. The patients registered a clinical improvement of 25% on the Unified Parkinson's Disease Rating Scale (UPDRS) compared to baseline ($p < 0.005$). Nine of the 12 patients showed an average improvement of 37%, and five of these patients had substantial improvement of between 40% and 65%.

DIABETES MELLITUS AND ITS COMPLICATIONS

Scientific Background

After a meal, glucose is liberated from dietary carbohydrates within the small intestine and then absorbed into the blood. Elevated blood glucose levels stimulate release of insulin from pancreatic beta cells. Insulin acts on e.g. muscle and fat cells throughout the body to enable glucose uptake, utilization and storage. The blood glucose level is thereby reduced. However, if blood glucose levels cannot be controlled due to insufficient insulin secretion (such as in type 1 and type 2 LADA diabetes) or if sensitivity to insulin is decreased (as in type 2 diabetes) hyperglycemia may occur.

Diabetes generally is characterized by chronically high blood glucose levels. There are two principal forms of the disease.

I. Type 1 diabetes is the result of a deficiency of insulin due to an autoimmune attack on the patient's own insulin-producing pancreatic beta cells. At disease onset, typically in childhood, patients generally have about 10% of their beta cells remaining. However, these cells are incapable of producing enough insulin to maintain normal blood glucose levels and external insulin must be injected. After presentation of disease, the autoimmune attack continues against the remaining insulin-producing beta cells, which in time will be completely destroyed. Maintaining tight control over blood glucose concentrations through monitoring and treatment with insulin will slow the progression of long-term complications. Nevertheless, most type 1 diabetes patients will suffer serious complications on blood vessels, nerves, kidneys and other organ systems due to the life-long nature of the disease.

II. Type 2 diabetes begins as a syndrome characterized by decreased sensitivity to insulin and the patient fails to respond appropriately to its own insulin. The exact mechanism is unknown, but in some patients insulin receptors are abnormal, while in others, the insulin signaling mechanism is defective. Type 2 diabetes generally occurs in adulthood with an estimated 90–95% of the worldwide diabetes patients having type 2 diabetes.

Approximately 10% of the type 2 diabetes patients have an autoimmune form of the disease (similar to type 1 diabetes). The progression of the autoimmune attack is slower, however the patients will eventually require exogenous insulin. These patients are referred to as having LADA – Latent Autoimmune Diabetes in Adults.

Diabetes Complications

Poor control of diabetes, and long-term fluctuating and ill-controlled glucose balance leads to adverse health from pathological changes in a number of organs that may eventually lead to death. Major complications of type 1 and type 2 diabetes include:

Cardiovascular disease

Cardiovascular diseases are the major cause of death in diabetes and people with diabetes without previous heart attacks have been shown to have a higher risk of heart attacks.

Nephropathy

Diabetes is a major cause of renal failure requiring either dialysis or kidney transplantation.

Neuropathy

Diabetes leads to a wide range of effects on the peripheral nervous system. The most common manifestations of diabetic neuropathy is sensory loss in the feet and severe pain.

Retinopathy

In many cases long-term diabetes patients experience visual loss. Since type 2 diabetes often remains undiagnosed for several years, a significant number of people, even in developed countries, already have diabetic retinopathy and other complications at the time of diagnosis.

Diabetes Patients Population

It has been estimated by International Diabetes Federation that the number of diagnosed and undiagnosed individuals with diabetes is about 230 million persons worldwide. The incidence of diabetes in 2006 has been estimated to be 6 million new individuals. While this number represents a global Continuous Annual Growth Rate (CAGR) of 5.6%, the incidence increase in the U.S.A. (11%), Russia (8%) and the Philippines (7%) are much higher. About 3–10% of the individuals diagnosed with diabetes are type 1, with rates varying by country and ethnicity.

According to the International Diabetes Foundation, the annual, worldwide healthcare cost for diabetes is estimated between US$ 213 and 396 billion in 2006 (including treatment of complications of diabetes).

CHRONIC PAIN

In the U.S.A., nearly one third of the population experiences severe chronic pain at some point in life, and, according to the American Pain Society, only one in four patients with chronic pain receives adequate treatment. Approximately 1.7 million people in the U.S.A. and as many as 38 million worldwide suffer from moderate to severe neuropathic pain associated with diabetes, back pain, HIV/AIDS neuropathy, spinal cord injury, postherpetic neuralgia or other diseases. The neuropathic pain market in the United States was approximately US$ 600 million in 2004, and is expected to be worth more than US$ 2 billion by 2009.





OPERATIONS OF DIAMYD MEDICAL

Vision

Diamyd Medical shall prevent or cure autoimmune diabetes.

Business Model

Diamyd Medical identifies candidate therapies and develops them through clinical trials before out-licensing or joint commercialization through partnerships. Development and marketing of related products, e.g., diagnostic products may be conducted to promote and to prepare the market for subsequent drug launches.

Diamyd Medical's business model leverages a focused in-house team with highly qualified and expert outsourcing partners, e.g. CROs and CMOs, to facilitate drug development. This model efficiently manages expenses while ensuring delivery of quality results as the Company's business moves forward.

INTELLECTUAL PROPERTY RIGHTS

The Intellectual Property Rights of Diamyd Medical entitles the Company to exclusively commercialize its projects. Preservation of patent rights is critical for development of therapeutics for which the economic investment is considerable.

The Company has exclusively licensed patents to the gene coding GAD65 and for the treatment of diabetes with GAD65 protein from the University of California, Los Angeles, CA (UCLA) and the University of Florida, Gainesville, FL (UF). The GAD65 gene and its protein also have potential for therapeutic applications in other metabolic and neurological diseases. The licensed patents protect the Company's use of GAD65 until the year 2021 in the U.S.A. and to the year 2016 (including extensions) in Europe.

In addition to the exclusive rights to therapeutic use of GAD65, the Company licenses, from UCLA and UF, non-exclusive rights to GAD-based diagnostic applications. Also, U.S.A. patent rights covering a method for identifying non-insulin dependent diabetes patients who are at risk of developing insulin dependent diabetes (type 2 LADA patients) are exclusively licensed from the University of Washington, Seattle, WA.

The Company has been granted its own patent in the U.S.A. and Europe pertaining to a modified GAD molecule that lacks enzymatic activity but retains the protein's immunological potency.

Diamyd Medical owns an exclusive license from the University of Pittsburgh, PA for the Nerve Targeting Drug Delivery System (NTDDS) and its applications. The issued and pending patents protect the NTDDS delivery technology, methods of manufacturing, and proprietary reagents.

BOARD, TEAM AND ACCOUNTANTS

THE BOARD

ANDERS ESSEN-MÖLLER, born 1941, Stockholm, M.Sc. founder and member of the Board since 1996. Anders Essen-Möller was also the founder of Synectics Medical AB, which was sold to Medtronic Inc., in 1996. Other assignments: Chairman of Armea AB. Holdings: 561,671 A-shares, 229,298 B-shares and 30,000 subscription options 2004/07.

BJÖRN O. NILSSON, born 1956, Sollentuna, Ph.D., member of the Board since 2005. Other assignments: Member of IVA, Board member of BioInvent International AB (publ). Dr. Nilsson recently held the position as CEO of KaroBio AB (publ). Holdings: 5,000 subscription options 2004/07.

JOSEPH JANES, Born 1965 (U.S.A.), Juris Doctor from The American University, Washington College of Law, Washington, DC member of the Board since 2005. Mr. Janes worked earlier in the Corporate Law Departments (Mergers and Acquisitions) in the European offices of two American law firms and was resident in Brussels and Genevea. Mr. Janes started to work in 1997 for Medtronic's European law department in Lausanne, Switzerland as an Associate General Counsel. Mr. Janes currently lives and works in the U.S.A. Holdings: 3,877 B-shares and 20,000 subscription options 2004/07

PETER ROTHSCHILD, born 1950, Lidingö, M.Sc. in Economics, member of the Board since 2001. Other assignments: CEO of BioGaia AB. Holdings: 5,000 subscription options 2004/07.

TORD LENDAU, born 1957, Stockholm, Chairman of the Board since 2004 and a board member since 1996. Tord Lendau participated in 1994 as CEO of Synectics Medical AB in the initiation of Diamyd Medical AB. Other assignments: Mr. Lendau is a Board member of ArthroCare, Inc. Previously; he was the CEO of Artimplant, Noster System AB, General Manager of Medtronic Synectics AB and before that CEO of Synectics Medical. Holdings: 500 B shares and 5,000 subscription options 2004/07.

TEAM

ANDERS ESSEN-MÖLLER is Chief Executive Officer. (See the Board).

DARREN WOLFE is Research Senior Scientist, Diamyd Inc.. Dr. Wolfe received his Ph.D in Molecular Biology and Biochemistry, Pennsylvania State University. Dr. Wolfe has worked for the Company since 2006. Prior to joining Diamyd, Dr. Wolfe was a Research Assistant Professor in the Department of Molecular Genetics and Biochemistry at the University of Pittsburgh. Dr. Wolfe manages internal and external product development efforts for Diamyd, Inc. in the US. Dr. Wolfe has more than 10 years experience in developing Diamyd's unique therapeutic nerve targeting drug delivery system and is an inventor on several patents that Diamyd has licensed from the University of Pittsburgh. Holdings: 1,500 B Shares and 10,000 subscription options 2004/07.

ERIKA HILLBORG is Director of Clinical Trials. Mrs. Hillborg received a M.Sc. in Biomedicine from the Karolinska Institute in Stockholm, with a Science Journalist degree from Uppsala University. Erika Hillborg has worked for the Company since 2006. Holdings: 5,950 series B and 15,000 subscription options 2004/07.

JAMES B. WECHUCK is Manufacturing Senior Scientist, Diamyd, Inc.. Dr. Wechuck received his Ph.D in Chemical Engineering, University of Pittsburgh. Dr. Wechuck has worked for the Company since 2006. Prior to joining Diamyd, Dr. Wechuck was a Research Assistant Professor in Bioengineering, University of Pittsburgh and Director of Manufacturing at the University of Pittsburgh Human Gene Therapy Applications Laboratory. At the University of Pittsburgh, Dr. Wechuck conducted research in manufacturing process development and pilot manufacturing for biologic products, including HSV-based gene therapy vectors. He will continue these activities for Diamyd, Inc.. Dr. Wechuck's experience also includes training and working in a cGMP environment for clinical manufacturing of cell and viral products. Holdings: 10,000 subscription options 2004/07.

JOHN ROBERTSON is Director of Research and Development. Dr. Robertson holds a Ph.D and has worked for the Company since its start. John has an international background in biotechnology and toxicology from academia (Karolinska Institute in Stockholm, Pasteur Institute in Paris, NIH in Washington) and experience in drug development from industry (Inveresk Research International in UK, Schering Agrochemicals in the U.K). Holdings: 26,652 B shares and 15,000 subscription options 2004/07.

MAGNUS THOLÉN SVENSSON is Chief Financial Officer. Magnus Tholén Svensson received a M.Sc. in Economics and Business Administration from the Stockholm School of Economics. Magnus Tholén Svensson has worked for the Company since 2002. Holdings: 15,000 subscription options 2004/07.

MICHAEL CHRISTINI is President of Diamyd Inc.. Michael Christini received a J.D from Case Western Reserve Law School. Michael Christini founded Nurel Therapeutics in 2003 and joined Diamyd upon its acquisition in December 2005. Prior to joining Nurel, Mr. Christini was an attorney with the US National Institutes of Health and the US Federal Trade Commission in Washington, DC, and with the law firm Cooley Godward, LLP in San Francisco, CA. Holdings: 53,525 B shares and 5,000 subscription options 2004/07.

NATALIE JELVEH is Financial Controller. Mrs. Jelveh received a M.Sc. in Economics and Applied Biotechnology from Södertörn University College. After graduation she has been involved with sales and finance issues. Mrs. Jelveh has worked for the Company since 2006. Holdings: none.

NILS-FREDRIK KAISER is Information officer and Business Developer. Dr. Kaiser received a Pharm.D from Uppsala University and has worked for the Company since 2006. Prior to this position Dr. Kaiser has been involved with sales, marketing and business development of several small biotech companies. Holdings: 15,000 subscription options 2004/07.

ACCOUNTANTS

ERNST & YOUNG, with OLA WAHLQUIST as the main Company accountant since 2002.

GÖRAN WIMAN, Authorized Public Accountant, Focus Revision AB, ordinary accountant since 2002.

MARTIN HAMMARE, Authorized Public Accountant, Focus Revision AB, deputy accountant since 2002.

SCIENTIFIC AND MEDICAL ADVISORY BOARD

The Company has appointed a Scientific and Medical Advisory Board consisting of highly regarded researchers from the U.S.A., The Netherlands, England and Sweden. The following individuals comprise the advisory board:

PROFESSOR ALLAN J. TOBIN, U.S.A., Ph.D., born 1942, is Managing Director of MRSSI Inc. MRSSI advises the High Q Foundation and CHDI, organizations dedicated to finding therapeutics for Huntington's disease. Previously, Professor Tobin was Eleanor Leslie Chair of Neuroscience and Director of the Brain Research Institute at UCLA, Los Angeles, U.S.A. Professor Tobin is also Scientific Director Emeritus of the Hereditary Disease Foundation, which organized the identification of the gene that causes Huntington's disease. Professor Tobin has specialized in the use of molecular methods for synthesis, function and break-down of GABA, which serves as the major inhibitory signal in the brain and the pancreas. Professor Tobin has been a member of the Scientific and Medical Advisory Board since 1996.

PROFESSOR BART O. ROEP, The Netherlands, is associate professor of medicine and head of the Division of Autoimmune Diseases at the Leiden University Medical Center in The Netherlands. He has focused on the role of autoreactive T cells in diabetes assessing human cellular immune responses, autoantigen identification, and islet allograft rejection and the design and immunological monitoring of immunointervention strategies in clinical type 1 diabetes. Professor Roep holds positions on a number of scientific advisory boards/research panels including the Juvenile Diabetes Research Foundation International (JDRF), the Dutch Diabetes Research Council, the Dutch and German National Research Councils, the European Union, the European Foundation for Diabetes Research (EFSD) and the National Institutes of Health (NIH) in the USA. Professor Roep has been a member of the Scientific and Medical Advisory Board since 2006.

PROFESSOR DANIEL KAUFMAN, U.S.A., Ph.D., born 1956, is Professor in the Department of Molecular and Medical Pharmacology at the UCLA School of Medicine in Los Angeles, California, U.S.A. Professor Kaufman's current research is focused on GAD and its relation to diabetes. In a research paper in November 1993, Professor Kaufman demonstrated that the administration of GAD to mice that would otherwise develop type 1 diabetes prevented the outbreak of this disorder. Professor Kaufman was the first to clone a GAD gene and his lab was the first to demonstrate that a GAD treatment could inhibit diabetes in mice with established autoimmune responses. Professor Kaufman was a member of the group associated with Professor Allan J. Tobin, which was the first to submit a patent application for the full cDNA code for GAD, the patent portfolio that Diamyd Medical licenses. Professor Kaufman has been a member of the Scientific and Medical Advisory Board since 1996.

PROFESSOR DAVID LESLIE, U.K, MD, Ph.D., born 1949, is Professor of Diabetes and Autoimmunity at the Royal London and St. Bartholomew's School of Medicine, University of London. He has been involved in diabetes research and clinical studies since 1975. Professor Leslie has been Director of the British Diabetic Twin Study since 1982, the world's largest twin study of its type and Principle Investigator of the European Action LADA consortium. By studying twins, Professor Leslie has been able to show the possibilities for predicting and preventing Autoimmune diabetes. Professor Leslie has been a member of the Scientific and Medical Advisory Board since 1999.

PROFESSOR JOSEPH GLORIOSO, U.S.A., Ph.D. is the McElroy Professor and Chairman of the Department of Molecular Genetics and Biochemistry at the University of Pittsburgh, Pennsylvania, U.S.A. Dr. Glorioso is the founder and Director of the University of Pittsburgh Molecular Medicine Institute. Dr. Glorioso is a recognized expert on herpes simplex virus and gene therapy and is the former president of the American Society for Gene Therapy. Dr. Glorioso is an inventor on several of the Diamyd NTDDS platform patents and was a founder of Nurel Therapeutics.

PROFESSOR LARS KLARESKOG, Sweden, MD, Ph.D., born 1945, is Professor of Rheumatology and Head of the Rheumatology Research Laboratory at the Center for Molecular Medicine at Karolinska University Hospital/Karolinska Institute, Sweden. Professor Klareskog's research is specifically aimed at the origin and treatment of autoimmune disorders. Professor Klareskog has been a member of the Scientific and Medical Advisory Board since 1996.

PROFESSOR MARK ATKINSON, U.S.A., Ph.D., born 1961, is an Eminent Scholar and Director of the Center for Immunology and Transplantation at the University of Florida. Dr. Atkinson was amongst the first group of researchers to identify the value of measuring immune responses against GAD, and to describe the white blood insulin-producing beta cell response against GAD in persons with the disease. Dr. Atkinson holds positions on a number of scientific advisory boards/research panels including the Juvenile Diabetes Research Foundation International (JDFI), the American Diabetes Association (ADA) and the National Institutes of Health (NIH) in the U.S.A. Professor Atkinson's current research extends to understanding the molecular immunological and genetic mechanisms underlying the formation of diabetes, and his primary research goal lies in the development of an effective method for preventing and reversing type 1 diabetes. Professor Atkinson has been a member of the Scientific and Medical Advisory Board since 1997.

PAUL KORNBLITH, U.S.A., M.D. is a Director of Pennsylvania BIO (Western PA) and a consultant to the Pittsburgh Life Sciences Greenhouse. Dr. Kornblith is the Founder and Chairman Emeritus, Precision Therapeutics, Inc. and Chairman, Celsense, Inc. Dr. Kornblith is an expert in neurology and neuro-oncology. He is the former Assistant Professor and Director of Neuro-oncology at Harvard University, the former Chief of Surgical Neurology, NIH-NIHDS/NCI and the former Vice Chairman and Professor of Neurosurgery, University of Pittsburgh. Dr. Kornblith joined the Diamyd Medical's Scientific Advisory Board in 2006.

PROFESSOR RICHARD J. WHITLEY, U.S.A., M.D. is the Loeb Professor of Pediatrics; Professor of Pediatrics, Microbiology, Medicine, and Neurosurgery at the University of Alabama at Birmingham, Alabama, U.S.A. Dr. Whitley was a co-founder of Aviron (acquired by Medimmune) and is a Scientific Advisory Board Member for Gilead. Dr. Whitley's primary research focus is on the molecular pathogenesis of herpes simplex virus infections. Dr. Whitley is also responsible for the National Institute of Allergy and Infectious Diseases Collaborative Antiviral Study Group, a multicenter collaboration to improve the treatment of human herpes simplex virus. Dr. Whitley joined the Nurel Scientific Advisory Board in 2004.

PROFESSOR ÅKE LERNMARK, U.S.A., Med. D., born 1945, is the Robert H. Williams Professor of Medicine at the University of Washington in Seattle. He is also Professor of Experimental Diabetes at Lund University in the Department of Clinical Sciences at the University Hospital MAS in Malmo, Sweden. Professor Lernmark focused his research on diabetes and at an early stage identified the antigen that later proved to be GAD. He and his colleagues were the first to clone GAD65 from human islets and used biochemical methods to be the first to define antibodies against GAD65 in patients with type 1 diabetes. Professor Lernmark was first to use molecular methods to identify HLA genes that are necessary, but not sufficient to develop the disorder. Professor Lernmark has been a member of the Scientific and Medical Advisory Board since 1996.

COMPETITION

Diamyd Medical competes with other life science companies that, in general, are developing therapies for type 1 and type 2 diabetes or more specifically, are developing drugs to prevent or inhibit the autoimmune attack against insulin-producing beta cells.

Diamyd Medical selected the full-length GAD molecule as the active substance in its diabetes therapeutic. Alternative strategies being tested by competitors are based on molecules other than GAD. These include oral insulin, insulin peptide ligands, heat shock protein peptide ligands and anti T-cell antibodies, among others. The following section gives an overview of some of these alternative techniques that are being developed for treatment of autoimmune diabetes. Apart from Diamyd Medical, at least two other life science companies have immunomodulatory substances in clinical trials:

Roche (Switzerland) is developing Daclizumab (**Zenapax®**) for type 1 diabetes. Daclizumab is a marketed therapeutic based on a murine-human chimaerised monoclonal antibody to the IL-2Rα receptor of T-cells. It is used as an immunosuppressant to prevent rejection in organ transplantation, especially in kidney transplants. During 2003, interim results were presented from a clinical trial, indicating that Daclizumab is well-tolerated and imparts a preserved endogenous insulin production compared to intensive insulin therapy. An ongoing study sponsored by the TrialNet Study Group in the U.S.A. is evaluating if immunosuppression can stop the immune system from destroying beta cells in recent onset type 1 diabetes.

Develogen AG (Germany) is developing DiaPep277, a synthetic 24 amino acid peptide encompassing the immunodominant epitope of the autoantigen heat shock protein 60, for the treatment of both type 1 diabetes and type 2 LADA patients. Develogen acquired DiaPep277 in its acquisition of Peptor Ltd (Israel) in 2004. According to Develogen, final results from two completed Phase II placebo-controlled clinical trials in type 1 diabetes patients (83 patients total) have shown that DiaPep277 delayed or arrested the progression of type 1 diabetes and in recently diagnosed diabetes type 1 patients a reduced need for injected insulin was shown. A third Phase II trial, of 30 children with type 1 diabetes in Israel with primary focus on safety has been completed as well. A 400 patient Phase III type 1 diabetes trial is ongoing in Europe and South Africa. A 100 patient LADA trial is ongoing in the U.S.A. In July 2002, Peptor and Aventis agreed on a collaboration for the compound. This agreement was terminated in 2004.

The Company's understanding is that Diamyd® has a significant advantage compared to other therapies in that it is aimed specifically at the self-reactive T-cells that attack the islet beta cells. This enhances the likelihood of a positive efficacy and safety profile of the Diamyd® treatment. Furthermore, if any of the above mentioned or any other unnamed alternative strategy should be shown to be successful, this does not mean that GAD65 administration would be excluded. Rather, it could be an attractive complement in a combination therapy in which the different treatment strategies confront various pathways of the disease process.

ONE YEAR SHARE DATA

The Diamyd Medical Shares

On August 31, 2006 the assets of Diamyd Medical were divided among 8,264,016 (7,946,843) shares of serie B and 471,200 (471,200) shares of serie A. At the end of the fiscal year the share capital in Diamyd Medical was US$ 1,221,709 (1,177,349). The increase of shares originates from the issue of 317,173 shares funding the acquisition of Nurel Therapeutics Inc.

Shares from series B are listed on the Nordic Stock exchange (ticker symbol SE NOMX:DIAM B), but can be traded through an American Depository Recipient (ADR) program with the Bank of New York (ticker symbol US ADR:DMYDY). Remium Securities AB is liquidity provider for Diamyd Medical.

The share value of Diamyd Medical was US$ 15.6 (7.48) at end of the fiscal year, which converts to a market capital of US$ 119 million (63.0 million). During the fiscal year the share value increased 81.3% (15.6%). In comparison the index OMX Stockholm 30 (OMXS30) increased 17.0% (22.5%). The highest paid share price during the period was US$ 16.4 (9.79) and the lowest share price during the period was US$ 5.06 (5.06). The average share value during the fiscal year was US$ 7.64 (6.66) and 7,556,650 (2,505,156) Diamyd Medical shares were traded to a total transaction value of US$ 82.9 million (17.2 million).

Diamyd Medical
Share price development 2005–2006


2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Number of Shares
120.00
100.00
80.00
60.00
40.00
20.00
0.00
Closing Share Price, SEK
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Diamyd Medical, traded volume
Diamyd Medical, last traded price
OMXS30, indexed against Diamyd

Share capital development:

Fiscal Year	Event	Terms (ration, share price)	Share Capital (increase, US$)	Series A (increase)	Series B (increase)	Share Capital (accumulated, US$)
1996	Company founded*		17,663	150,000	102,575	17,663
	Stock Dividend**		89,341	0	512,500	107,003
96/97	Rights Issue		107,879	785	770,550	214,883
97/98	Rights Issue		214,883	150,785	1,385,625	429,765
99/00	Rights Issue		107,441	75,390	692,815	537,206
01/02	Rights Issue	1:1; US$ 5.59	106,603	94,240	667,974	643,810
02/03	Exercise of warrants	1:1; US$ 3.09	1,711	0	12,232	645,520
	Exercise of warrants	1:1; US$ 3.05	1,833	0	13,106	647,353
	Exercise of warrants	1:1; US$ 7.83	1,091	0	7,801	648,444
	Rights Issue	2:1; US$ 5.59	324,222	0	2,318,189	972,667
03/04	Directed Issue	US$ 5.59	194,533	0	1,390,913	1,167,200
04/05	Exercise of warrants	1:1; US$ 2.57	10,149	0	72,563	1,177,349
05/06	Non-cash Issue Nurel Therapeutics Inc.	US$ 7.69	44,360	0	317,173	1,221,709
TOTAL				**471,200**	**8,264,016**	**1,221,709*** **

* Share nominal value US$ 0.07; ** Share nominal value US$ 0.14; *** Share Capital divided by the number of Shares is US$ 0.14.

Shareholders

On August 31, 2006 the number of shareholders was 3,731 (2,799). The ten largest shareholders held Diamyd Medical shares corresponding to 60.8% (68.5%) of the capital and 73.6% (79.0%) of the votes. According to a share holders agreement between the main holders Bertil Lindqvist and Anders Essen-Möller, the sole series A holder, Anders Essen-Möller, may not transfer any share of series A to a third party (inheritance transfer excepted) unless the third party buyer commits to first purchase all series B shares on the same terms and conditions as for the transfer of the series A share. In line with the Articles of Association, an owner of series A shares may freely convert these to series B shares.

Ownership structure as of August 31, 2006

Holdings	Shareholders	Series A	Series B	Capital (%)	Votes (%)
1 – 500	2,614	0	447,809	4.92	3.40
501 – 1,000	538	0	421,107	4.53	3.13
1,001 – 5,000	454	0	954,600	10.48	7.24
5,001 – 10,000	53	0	359,599	3.89	2.68
10,001 – 15,000	21	0	235,933	2.74	1.89
15,001 – 20,000	12	0	162,374	2.10	1.45
20,001 +	39	471,200	5,682,594	71.34	80.20
TOTAL	**3,731**	**471,200**	**8,264,016**	**100.00**	**100.00**

The ten largest shareholders as of August 31, 2006

Name	Series A	Series B	Capital (%)	Votes (%)
Lindkvist, Bertil	0	3,309,534	37.89	25.51
Essen-Möller, Anders	471,200	186,364	7.53	37.75
Östersjöstiftelsen	0	638,608	7.31	4.92
Prins Carls Gålöstiftelse	0	164,100	1.88	1.26
Medtronic Inc.	0	113,000	1.29	0.87
Avanza pension	0	109,622	1.25	0.84
Pecunia	0	91,600	1.05	0.71
SIS Seganintersettle AG	0	81,299	0.93	0.63
Dexia S.A.	0	79,915	0.91	0.62
Bear, Sterns & Co	0	67,500	0.77	0.52
TOTAL	**471,200**	**4,841,542**	**60.82**	**73.62**

KEY RATIOS

	August 31st		
	2006	2005	2004
Earnings per Share, US$	-0.63	-0.62	-0.42
Earnings per Share, Diluted, US$	-0.63	-0.62	-0.42
Shareholders' Equity per Share, US$	1.51	1.92	2.55
Shareholders' Equity per Share, Diluted, US$	1.38	1.92	3.78
Cash Flow per Share, US$	-0.92	-0.60	3.31
Dividends per Share, US$	-	-	-
Closing Share Price, US$	13.6	7.48	6.50
Closing Share Price/Equity per Share, US$	1.26	0.55	0.36
P/E-ratio	Neg	Neg	Neg
Operating Margin, %	Neg	Neg	Neg
Return on Equity, %	-36,8	-27,4	-18,2
Return on Capital Employed, %	-36,7	-27,3	-18,2
Return on Assets, %	-33,6	-25,8	-16,9
Risk-Bearing Capital, %	90,9	92,0	96,1
Debt/Equity Ratio	0,1	0,1	0,1
Interest Coverage Ratio	-689	-1,410	-2,000
Solidity, %	90,9	92,0	96,1
Average number of Employees	7,34	6,25	4,5
Research and Development Costs, US$ in thousands	3,240	3,450	583
Investment in Fixed Assets, US$ in thousands	2,390	5	29
Number of Shares	8,735,216	8,418,043	8,345,480
Numbers of Shares, Average	8,582,797	8,410,787	5,337,188
Numbers of Shares, Diluted	9,544,076	8,442,800	5,606,850

KEY RATIO DEFINITIONS

(alphabetical order)

CASH FLOW PER SHARE
The Cash Flow divided by the average Number of Shares.

CLOSING SHARE PRICE
The Closing Share Price as of the Fiscal Year-End on August 31st.

CLOSING SHARE PRICE/SHAREHOLDERS' EQUITY PER SHARE
The Closing Share Price divided by the Shareholders' Equity per Share.

DEBT-EQUITY RATIO
Interest-bearing liabilities on average divided by the Shareholders' Equity.

EARNINGS PER SHARE
The Net Result divided by the average Number of Shares.

EARNINGS PER SHARE, DILUTED
The Net Result divided by the diluted Number of Shares. As the Company does not make profit, the Earnings per Share, Diluted must not be larger than Earnings per Share.

INTEREST COVERAGE RATIO
The Net Result before tax divided by the financial expenses.

NUMBER OF SHARES, AVERAGE
The weighted Number of Shares during the year, taking into account new share issues during the period.

NUMBER OF SHARES, DILUTED
The number of outstanding shares for the period, taking into account outstanding share warrants, option programs etc., provided that the issue price is higher than the Closing Share Price.

OPERATING MARGIN
The Operating Result after depreciations and amortization as a percentage of the earnings.

P/E RATIO
The Closing Share Price divided by the Earning per Share.

RETURN ON ASSETS
The Net Result divided by the average Balance Sheet Total, expressed in percent.

RETURN ON CAPITAL EMPLOYED
The Net Result divided by the average Balance Sheet Total with allowance for the average liabilities not charging interest, expressed in percent.

RETURN ON EQUITY
The Net Result divided by the average Shareholders' Equity, expressed in percent.

RISK-BEARING CAPITAL
The sum of the Shareholders' Equity and latent tax liabilities divided by the Balance Sheet Total, expressed in percent.

SHAREHOLDERS' EQUITY PER SHARE
The Shareholders' Equity divided by the Number of Shares.

SHAREHOLDERS' EQUITY PER SHARE, DILUTED
The Shareholders' Equity divided by the Number of Shares, Diluted.

SOLIDITY
The Shareholders' Equity divided by the Balance Sheet Total.

ADMINISTRATION REPORT 2005/2006*

The Board of Directors and Chief Executive Officer for Diamyd Medical AB (publ), Registration number 556530-1420 with its domicile in Stockholm, Sweden, hereby presents its Administration Report regarding the operations in the Group and Parent Company for the fiscal year beginning September 1, 2005 and ending August 31, 2006.

Operations

The Company shall, directly or indirectly, develop, produce, market and sell products for diagnosis and/or treatment of diseases. The Company shall also own, manage and sell properties. The Company may deal with any type of business to facilitate its principal purpose.

Group structure and ownerships

The Diamyd Group consists of the Parent company Diamyd Medical and three wholly-owned subsidiaries, Diamyd Diagnostics AB (Sweden), Diamyd Therapeutics AB (Sweden) and Diamyd Inc., PA.

Important changes in the operations during the fiscal year

During the fiscal year, Diamyd Medical acquired Nurel Therapeutics Inc., PA through a Non-Cash Issue and the operations have been transferred into a reorganized Diamyd Inc. The operations in the new Diamyd Inc. focus on the development of the replication defective Nerve Targeted Drug Delivery System ("NTDDS"), that originates from University of Pittsburgh, PA. This gene therapy platform can be used to deliver biologics for treatment of a number of diseases such as pain, Parkinson's disease, epilepsy and other diseases, thereby broadening the utilization of Diamyd Medical's exclusive patent rights to the GAD65 molecule. Diamyd Inc. is currently focusing on two candidate therapies for treatment of acute pain utilizing the neurotransmitter Enkephalin and GAD. These projects are presently in a preclinical stage.

Diamyd Medical also has entered into an agreement with Protein Sciences Corporation, CT, regarding the right to manufacture Diamyd® for Phase III trials. The manufacture of Diamyd® is thus transferred to the U.S.A. In conjunction with the agreement, Diamyd Medical acquired a convertible bond of US$ 3 million in Protein Sciences. Protein Sciences is a privately owned entity. Protein Sciences develops and manufactures next-generation protein based vaccines and diagnostics based on recombinant DNA technology. The company is a leader in this technology space and its cell line was recently approved for manufacturing of vaccines with the FDA. A recently completed Phase II/III trial with Protein Sciences' own influenza vaccine FluBlØk demonstrated 100% protection against different strains of influenza compared to placebo making Protein Sciences also a leader in the development of next-generation influenza vaccines against pandemic influenza. More information can be found at www.proteinscienes.com

For the first time, the Group's financial statments are accounted for in according with the recommendations and statements of the International Financial Reporting Standards (IFRS). The transition to IFRS mainly effected the disclosures to the financial statments and have not resulted in any material change with regard to evaluations and classifications.

THE DIAMYD GROUP'S SALES AND COSTS

The Group's Sales

The Group's Sales amounted to US$ 605,000 (123,000) and consisted of sales of GAD-related products as well as a down payment from a licensing agreement where Diamyd Medical out-licensed the use of GAD65 to Neurologix Inc., NJ. The Group's sales fluctuate from quarter to quarter as most customers are researchers that purchase the products at initiation of the studies. Of the Group's sales, US$ 44,000 (37,000) originates from Diamyd Inc..

The Group's costs

The Group's running costs were US$ 6.31 million (5.71 million). The increase in running costs originates from increased investments in Diamyd Inc. and net exchange rate losses of the convertible bond in Protein Sciences (accounting currency is SEK and not US$).

The Group's net loss

The Group's net loss after net interest income/expense was US$ -5.41 million (-5.12 million). EBITDA was US$ -5.16 million (-4.99 million).

The Group's cash flow

The Group's cash flow was negative US$ -14.3 million (-5.01 million). The company's cost structure is dominated by costs for research and development which in conjunction with low sales has led to a negative cash flow for the Group since the start. With the current operations, the company will be long-term dependent on obtaining additional financial resources prior to reaching a cash flow break even.

The Group's financial status and liquidity

The Group's liquid assets, including Short-Term Investments, amounted to US$ 8.21 million as of August 31, 2006 (16.3 million). The Group's liquid assets are being placed mainly in short term funds that are bank guaranteed. During the years 1996-2006, the Group has obtained totally US$ 39.7 million in cash through offerings to the public market.

Changes in Shareholders' Equity

The Shareholders' Equity for the Group as of August 31, 2006 was US$ 13.2 million (16.15 million), giving an equity ratio of 90.9% (92.0%).

**See disclaimer, content page.*

Investments

During the fiscal year, two investments have been made: the acquisition of Nurel Therapeutics Inc., PA including the license from University of Pittsburgh (317,173 B-shares at US$ 7.69 per share; US$ 2.43 million) and the investments in a convertible bond of Series F to Protein Sciences (US$ 3 million). The convertible bond runs at an interest rate adjusted to the conditions of the market with a premium at settlement. The convertible bond can also be converted to shares, at e.g. a public listing of Protein Sciences. If conversion to shares takes place Diamyd Medical will hold less than 5% of the capital of Protein Sciences based on current ownership in the company. No additional and substantial investments, other than as noted above, have been made during the fiscal year.

Research and development

The Group's costs for research and development were US$ 3.25 million (3.45 million).

The research and development costs during the fiscal years from 1996/1997 until present have been 22%, 16%, 48%, 61%, 62%, 38%, 46% 45%, 61% and 51%, respectively, as a percentage of the Group's total costs. As these costs have been for research purposes, in accordance with good accounting practice, these costs are accounted as current costs while Diamyd® is not a product yet, and the remaining development is connected with risk of failure.

Financial statements from other holdings

Diamyd Medical holds an ownership of 19% in Mercodia AB (Sweden). The net sales in Mercodia was 2005 US$ 6.74 million (5.48 million) and the reported profit was US$ 1.01 million (0.50 million). The value of Diamyd Medical's part of equity in Mercodia is US$ 0.49 million (0.34 million). The Company is entitled to dividends from Mercodia of US$ 35,000. The dividend has been declared but not been paid by Mercodia with reference to an argumentation where legal discussions are taking place between the companies. *Also see Litigations.*

Staff

The Group had nine (seven) employees on August 31, 2006. Six are men and three are women. The staff is employed within the subsidiaries Diamyd Therapeutics AB (six) and Diamyd Inc. (three). Employee costs were US$ 1.38 million (1.22 million).

Diamyd Medical AB (publ) – Parent company

The parent company's net sales were US$ 0.00 (0.00) as all sales are managed by the affiliated companies. The Net Loss of the Year before final accounting and taxes was US$ -5.91 million (-4.89 million). Investments for the year were US$ 5.72 million (0.00). Change in liquid assets was US$ -5.61 million (-3.80). Change in Liquid Assets is influenced by the fact that there are Short-Term Investments that were included in the term Liquid Assets at the opening of the fiscal year, but were excluded at the closing of the fiscal year.

Diamyd Diagnostics AB

Diamyd Diagnostics sells the GAD protein as part of the Group's strategy to retain contact with the academic research world.

Diamyd Inc.

Diamyd Inc. is responsible for the development of the gene therapy platform named Nerve Targeted Drug Delivery System, NTDDS. The net sales of the Company was US$ 55,100 and the Net Loss of the Year before final accounting and taxes was US$ -310,000.

SUMMARY OF DIAMYD MEDICAL'S DEVELOPMENT

Diamyd Medical is currently developing therapies for diabetes and its complications. The most advanced product is the candidate therapeutic Diamyd® targeting autoimmune diabetes. Autoimmune diabetes constitutes all patients with type 1 diabetes and about 10 percent of the patients with type 2 diabetes. Products in the NTDDS portfolio utilize Enkephalin or GAD and target chronic pain caused by diabetes, cancer and other diseases. Neurologix Inc. has licensed GAD65 from Diamyd Medical for the development of a therapy for Parkinson's disease.

Intervention with Diamyd® in type 1 diabetes patients:

During August 2006, Diamyd Medical announced positive results from a randomized, double-blind, placebo-controlled Phase II clinical trial in 70 children and adolescents with recent onset of type 1 diabetes. The results provided strong support that administration of Diamyd® is effective in preserving the insulin-producing function. The maintenance of endogenous insulin production is important as it helps patients to better control their disease and reduce long-term complications. Overall, Diamyd Medical believes that Diamyd® offers a compelling, first in class, therapeutic for insulin-producing beta cell preservation in type 1 diabetes, due to the efficacy, safety and ease of use.

Prevention with Diamyd® in type 2 LADA patients

Diamyd® is also being developed for the treatment of type 2 diabetes patients who have antibodies specific for GAD and therefore have a form of autoimmune diabetes known as Latent Autoimmune Diabetes in Adults (LADA). These patients have a slow progressing autoimmune attack on the insulin-producing beta cells. Diamyd Medical has previously conducted a successful small-scale, dose-finding Phase II clinical trial in 47 type 2 LADA patients. The results indicated that the preparations were clinically safe and that the dose regimen of 2 x 20 µg of Diamyd® increased insulin secretion levels (measured as C-peptide). Furthermore, the increase in C-peptide was found to be associated with a decrease in glycosylated hemoglobin (A1C) after treatment with Diamyd®. This finding is important because A1C is widely used to clinically evaluate the efficacy of diabetes treatments. The statistically positive effect on C-peptide (or insulin) levels observed in the 20 µg dose group was also associated with an elevated number of regulatory T-cells that down-regulate an autoimmune attack on insulin-producing beta cells. The latter outcome likely enhances insulin-producing beta cell survival, and thereby gives rise to improved insulin (C-peptide) secretion. To confirm the positive results obtained from this first type 2 LADA trial, a Phase II/III clinical trial that is intended to be part of registration of Diamyd®, is currently being conducted in 160 type 2 LADA patients.

NTDDS for treatment of chronic pain

Diamyd Medical's lead product for the treatment of chronic pain is NP2, a NTDDS product producing Enkephalin locally at the site of pain. Preclinical safety and efficacy data for NP2-related products show that they effectively alleviate pain for weeks, provide a therapeutic effect, even at tolerance to morphine, can be re-administered effectively and have no adverse reactions. These results have been published in peer reviewed literature and presented at numerous international conferences.

Treatment of Parkinson's disease with GAD65

During August 2006 Diamyd Medical and Neurologix, Inc. entered into a licensing agreement where Diamyd out-licensed the GAD65 technology to Neurologix for the development of a GAD-based therapy to treat Parkinson's disease. A Phase I trial with patients having Parkinson's disease has been completed, according to a press release from Neurologix dated October 17, 2006. Primary outcomes of the trial regarding design, safety and tolerability, were successfully met. There were no adverse reactions reported. The patients registered a clinical improvement of 25% on the Unified Parkinson's Disease Rating Scale (UPDRS) compared to baseline ($p < 0.005$). Nine of the 12 patients showed an average improvement of 37%, and five of these patients had substantial improvement of between 40% and 65%.

OTHER IMPORTANT EVENTS

Level 1 American Depositary Recipient (ADR) program

During the spring 2006, the Diamyd Medical share was introduced to the American OTC-market (Over The Counter) through a Level 1 American Depository Receipt (ADR) program. The ADR-program simplifies trading for US investors, as Diamyd Medical can be traded with US currency, dividends are given in the U.S.A. and the investor is not dependent on trading hours of the Nordic Exchange.

IMPORTANT EVENTS AFTER THE END OF THE FISCAL YEAR

Hans Wigzell has accepted the election as new Director of the Company's Board of Directors. Dr. Wigzell was born in 1938 and he holds a MD and Ph.D and was earlier Professor of Immunology at Uppsala university (Sweden) and Karolinska Institute (Sweden). Dr. Wigzell is also former Principal of Karolinska Institute (1995-2004), Chairman for the Nobel Prize Committee (1990-1992) and chairman of the Nobel Academy in 1997.

Dr. Wigzell is currently Senior Scientific Advisor for the Swedish Government, The Karolinska Institute, Biocon (India) and HBM Partners (Switzerland). Dr. Wigzell is Director of the Board of Directors for Karolinska Innovation AB (Sweden), Karolinska Development I and II AB (Sweden), Biovitrum AB (Sweden), Raysearch AB (Sweden), and Intercell (Austria). Holdings in Diamyd Medical: none.

On September 6, 2006 Diamyd Medical obtained US$ 6.88 million when outstanding warrants (DIAM TO 1999/2006) were exercised. The warrants were issued in conjunction to the Rights Issue from 1999 and the exercise date was August 31, 2006. Almost all warrants were exercised, resulting in a total of 9,647,478 shares of Diamyd Medical outstanding after the exercise (September 6, 2006).

ENVIRONMENTAL & ETHICAL POLICIES AND QUALITY ASSURANCE

Diamyd Medical strives for continual improvement in the fields of environmental & ethical behavior and quality assurance. The use of different animal models for trials of safety and efficacy of Diamyd® is a requirement from the authorities, and is conducted by professional partners regulated by the authorities.

The Company does not have any operations that requires approval or filing with the authorities since the sales of the Company's RIA-kit has ceased.

SHARE OPTION PLANS

Diam to 2004/2007

In December 2004, the Company issued 200,000 promissory notes combined with detachable warrants. The subscription price when subscribing warrants to shares using the warrants will be US$ 6.99 and conveyance of the options shall be estimated to market price, based on Black & Scholes valuation formula. At end of fiscal year all options were subscribed.

RISK FACTORS

The term "Risk Factors" comprises both internal and external factors that could materially impact Diamyd Medical. The process of developing a pharmaceutical substance is connected with substantial uncertainty as this process deals with novel, unpredictable, complex parameters and biological organisms. An investment in a research and development company, such as Diamyd Medical, results in a high degree of financial risk. Below, are some of the risks and uncertainties that might be of importance when judging whether to invest in Diamyd Medical. The risk factors are not ordered in any particular manner, nor are they fully described.

Risk with regard to the safety and efficacy of Diamyd®

Present data from clinical trials indicate that Diamyd® is safe to administer to humans. Data also demonstrate that Diamyd® has efficacy on patients with autoimmune diabetes. Earlier preclinical data confirm these indications. The results are, however, based on a limited number of people and animals. Uncertainty remains regarding whether safety and efficacy persist when Diamyd® is administered to a larger population of patients. There is a risk that Diamyd® will not have efficacy or induce severe adverse reactions and that Diamyd® then cannot be approved for further clinical testing or finally for market approval.

Risk associated with the manufacture of Diamyd®

Diamyd® is manufactured with biological organisms where the active pharmaceutical ingredient, rhGAD65, is coded with a gene. The manufacturing is highly advanced and demands strict control of a number of parameters in order to be reproducible with regards to quality and quantity. Diamyd Medical progressively scales up the manufacturing capacity to meet an increased demand of Diamyd®. It is uncertain whether Diamyd Medical will successfully manage to manufacture adequate amounts of Diamyd® which could lead to delays in the clinical development of Diamyd®. Diamyd Medical has entered into a collaboration with Protein Sciences Corporation regarding the manufacture of Diamyd®. There is a risk that Protein Sciences will not manage to manufacture Diamyd® according to the demand, and there is a risk that the regulatory authorities will not approve Diamyd® manufactured by Protein Sciences for use in clinical trials in the U.S.A. or in Europe.

Risk regarding intellectual property portfolio

The in-licensed intellectual property portfolio of Diamyd Medical is judged to be sufficient to fully protect the commercialization of the Company's existing projects. There is however, a risk that these licenses may be cancelled or have limited or no value. As Life Science is an area where many patents exist, there is uncertainty whether Diamyd Medical's in-licensed rights will provide adequate intellectual property protection to permit the commercialization of the Company's projects.

Future competition

A number of other therapies are being developed for the same indications as Diamyd®. There is uncertainty whether competing therapies will succeed and how they might influence sales of Diamyd®.

Uncertainty with future partnerships and deals

Business operations are dominated by transactions that create value. Partnerships are common transactions for sharing the risk of developing a project. There is an uncertainty whether the Company will successfully enter into a transaction that generates value growth for Diamyd Medical. The Company has, during the fiscal year, acquired Nurel Therapeutics, Inc. and entered into partnerships with Protein Sciences Corporation and Neurologix Inc. as well as employed a number of new team members. Important intellectual property rights of Diamyd Medical have been licensed from a number of universities. These in-licensing agreements include milestone payments, royalties and diligence. There are still uncertainties regarding the ability of the Company to fulfill its responsibilities under these agreements. For continued growth Diamyd Medical must enter into value making transactions as well as generate funds to develop and commercialize products on the market.

Financial risks and policies

Diamyd Medical is currently not profitable. The Company is dependent, for the long term, on investments in its operations to make profit in the future. There is a financial risk that the Company will not succeed to secure the adequate financial resources necessary to fully develop its products. A continual inspection of financial requirements is conducted in concert with capital share market development in order to judge financial strategies and there is no guarantee that such inspection will be correct or adequate.

Insurance risks

Diamyd Medical's insurance covers areas such as property, operation breakdown, personal and property damage, legal protection, operational liabilities, clinical trials, business trips, CEO and Board liabilities and product liability. The increased presence in the U.S.A. brings increasing insurance risks. There is no guarantee that Diamyd Medical's insurance is completely adequate to address all risks.

Market development

An investment in Diamyd Medical incurs future uncertainty. There is a risk that an investment in Diamyd Medical will lose all or any part of its value.

Key personnel

The Company is dependent on key personnel. There is a risk that the Company's business and product development will be delayed or halted if key personnel, for any reason, cannot conduct his/her duties. Furthermore, there is a risk that the Board of Directors, the management or key personnel, by acting incorrectly or outside the scope of their authority, may negatively impact the value or perception of the company.

LITIGATION

The Company's legal counsel is currently in argumentation with Mercodia AB (Sweden) regarding a commercial dispute that has arisen between the two companies. These discussions may lead to litigation. Diamyd Medical has financial claims with Mercodia AB regarding a dividend of US$ 35,000 not yet settled.

BOARD ACTIVITIES

The Board of Directors works according to an established work plan which controls the frequency and agenda of Board meetings, distribution of material to attending members as well as the tasks presented to the Board for information purposes or for decision-making. Part of the work plan controls the division of labor among the Board, the Chairman of the Board and the CEO, as well as defining the CEO's authority and salary. The Chairman of the Board prepares Board meetings together with the CEO. Apart from deciding on the Company's strategy, business ideas, scientific and financial plans, the Board also monitors the Company's operations and development.

The CEO and management team report on operations at the Board meetings, including development and progress within research and business areas as well as presenting financial reports. The Board makes decisions regarding important issues such as significant contracts, budgets, financial policy and large investments.

According to the work plan at Diamyd Medical, the Board will stage at least 4 Board meetings per calendar year apart from the constitutional Board meeting. The Board held 10 minute-recorded meetings during the most recent fiscal year.

The Company's appointed accountants report their accounting directly to the Board. Questions arising from accounting are considered to be of such importance to warrant handling by the Board and not by a separate audit committee.

The Company has neither a nomination committee nor a dividends committee, but such issues are dealt with by the Board in conjunction with the Company's main owner. Currently, the Code of Conduct does not apply to Diamyd Medical.

Payments to the Board members amounted to US$ 55,100 of which US$ 23,100 was for the Chairman of the Board in accordance with the Bulletin from the Annual General Meeting of Shareholders 2005. Payment to the accountants has been according to a fixed retaining fee.

GROUP'S CONSOLIDATED INCOME STATEMENT

(US$ in thousands, except share and per share amounts)

		IFRS	IFRS	
			(September 1st to August 31st)	
		2005-2006	2004-2005	2003-2004
OPERATING INCOME				
Net sales	Note 2	605	123	242
Other Operating Income		18	7	122
Total Operating Income		**622**	**130**	**364**
OPERATING EXPENSES	Notes 20,25			
Cost Of Goods Sold		-23	-108	-111
Research and Development	Notes 3,5,34	-3,240	-3,451	-583
Patents	Note 3	-206	-240	-195
Personnel	Notes 5,6	-1,381	-1,217	-850
Other External Expenses	Notes 8,29	-1,214	-567	-870
Depreciation, Patents	Note 9	-227	-105	-106
Depreciation, Equipment	Note 10	-16	-21	-17
Total Operation Expenses		**-6,308**	**-5,709**	**-2,733**
OPERATING LOSS		**-5,686**	**-5,579**	**-2,369**
FINANCIAL INCOME AND EXPENSES				
Dividends from Holdings	Note 12	35	21	13
Interest Income	Note 33	253	447	120
Interest Expenses		-8	-4	-1
Total Financial Income and Expenses		**280**	**464**	**132**
Loss before Taxes		**-5,406**	**-5,115**	**-2,236**
Income Tax	Note 21	-	-9	-
NET LOSS FOR THE YEAR		**-5,406**	**-5,123**	**-2,236**
EBITDA		**-5,155**	**-4,985**	**-2,113**
Earnings per Share		-0.63	-0.62	-0.42
Earnings per Share, Diluted		0.63	-0.62	-0.42
Number of Shares		8,735,216	8,418,043	8,345,480
Number of Shares, Average		8,582,797	8,410,787	5,337,188
Number of Shares, Diluted		9,544,076	8,442,800	5,606,850

GROUP'S CONSOLIDATED BALANCE SHEET

(US$ in thousands)

		IFRS (August 31st) 2006	IFRS (August 31st) 2005	(August 31st) 2004
ASSETS				
Subscribed for but not paid Share Capital	Note 34			66
NON-CURRENT ASSETS				
Intangible Assets	Note 9	2,342	183	288
Tangible Assets	Note 10	19	31	47
Financial Assets	Note 11	112	112	112
Total Non-Current Assets		**2,472**	**326**	**447**
CURRENT ASSETS				
Inventory	Note 13	2	1	13
Trade and Other Receivables				
Trade Receivables	Note 14	21	63	70
Other Receivables		403	215	118
Prepaid Tax		46	23	16
Prepaid Expenses and Accrued Income	Note 15	364	762	161
Total Trade and Other Receivables		**833**	**1,063**	**365**
Other Investments	Note 36	3,040		
Short-Term Placements	Notes 16,35	6,371	12,780	12,533
Cash and Bank Balances		1,845	3,379	8,634
Total Liquid Funds		**8,216**	**16,159**	**21,166**
Total Current Assets		**12,090**	**17,223**	**21,544**
TOTAL ASSETS		**14,562**	**17,549**	**22,057**
SHAREHOLDERS' EQUITY AND LIABILITIES				
SHAREHOLDERS' EQUITY	Note 28			
Issued Share Capital*		1,222	1,177	1,167
Other Capital Contributions**		40,411	37,982	37,922
Other Reserves		22	4	4
Accumulated Losses		-28,420	-23,014	-17,891
TOTAL SHAREHOLDERS' EQUITY		**13,235**	**16,149**	**21,203**
NON-CURRENT LIABILITIES	Notes 18,31	**0**	**0**	107
CURRENT LIABILITIES				
Trade Payables		227	351	276
Other Payables		296	244	82
Prepaid Income and Accrued Expenses	Note 19	804	804	390
Total Current Liabilities		**1,327**	**1,399**	**748**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**14,562**	**17,549**	**22,057**
PLEDGED ASSETS		**3**	**NONE**	**NONE**
CONTINGENT LIABILITIES		**22**	**22**	**22**

* Number of Shares are 8,735,216. ** Other reserves 2004 US$ 22.1 million

PARENT COMPANY'S INCOME STATEMENT

(US$ in thousands)

		IFRS	IFRS	
			(September 1st to August 31st)	
		2005-2006	2004-2005	2003-2004
OPERATIONAL EXPENSES				
Personnel	Note 5	-	-73	-
Other External Expenses	Notes 8,20,25,29	-810	-55	-522
Deprecation, Licenses		-136	-	-
Total Operating Expenses		**-945**	**-128**	-522
OPERATION LOSS		**-945**	**-128**	-522
FINANCIAL INCOME AND EXPENSES				
Amortization in the Group's companies/				
Shareholder's contribution	Note 32	-5,244	-5,215	-2,001
Dividends from Holdings	Note 12	35	21	13
Interest Income	Note 33	239	436	115
Interest Expenses		0	-2	-
Total Financial Income and Expenses		**-4,970**	-4,760	-1,873
Income Tax	Note 21	7	-	10
NET LOSS OF THE YEAR		**-5,909**	**-4,888**	**-2,384**
EBITDA		**-6,038**	**-4,890**	**-2,349**

PARENT COMPANY'S BALANCE SHEEET

(US$ in thousands

		IFRS *(August 31st)* 2006	IFRS *(August 31st)* 2005	*(August 31st)* 2004
ASSETS				
Subscribed for but not paid Share Capital	Note 4	-	-	66
NON-CURRENT ASSETS				
Intangible Assets				
License Assets		2,190	-	-
Financial Assets				
Shares in Swedish Subsidiaries	Notes 22,27	168	168	168
Shares in foreign Subsidiaries	Note 22	1	1	1
Shares in other Companies	Note 11	112	112	112
Long-Term Receivables from Group's Companies	Note 23	25	219	1,319
TOTAL NON-CURRENT ASSETS		**2,496**	**500**	**1,600**
CURRENT ASSETS				
Trade and Other Receivables				
Other Receivables		94	48	67
Prepaid Expenses and Accrued Income	Note 24	229	576	89
Total Trade and Other Receivables		**322**	**624**	**156**
Other investments	Note 36	3,040	-	-
Short-Term Investments	Notes 16, 35	6,371	12,780	12,533
Cash and Bank Balance		687	2,940	6,990
Total Liquid Funds		**7,058**	**15,720**	**19,522**
TOTAL CURRENT ASSETS		**10,421**	**16,343**	**19,678**
TOTAL ASSETS		**12,916**	**16,843**	**21,344**
EQUITY AND LIABILITIES				
SHAREHOLDERS' EQUITY	Note 28			
Restricted Shareholders' Equity				
Issued Share Capital		1,222	1,177	1,167
Share Premium Reserve	Notes 7,17	19,814		
Other Reserves			19,781	22,078
Non-Restricted Shareholders' Equity				
Retained Earnings		-4,881	0	27
Other Reserves		2,395	0	0
Loss of the Year		-5,909	-4,888	-2,384
Total Shareholders' Equity		**12,642**	**16,070**	**20,888**

PARENT COMPANY'S BALANCE SHEEET

(US$ in thousands)

		IFRS (August 31st) 2006	IFRS (August 31st) 2005	(August 31st) 2004
Non-Current Liabilities	Notes 18,31	-	-	107
CURRENT LIABILITIES				
Trade Payables		17	6	75
Short Term Liabilities	Note 26	32	580	18
Other Payables		117	117	-
Accrued Expenses		107	70	255
Total Current Liabilities		**274**	773	**349**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**12,916**	**16,843**	**21,344**

* Number of Shares are 8,735,216.

CASH FLOW STATEMENT

(US$ in thousands)

	Group			Parent company		
	IFRS	IFRS		IFRS	IFRS	
	(September 1st to August 31st)			*(September 1st to August 31st)*		
	2005-2006	2004-2005	2003-2004	2005-2006	2004-2005	2003-2004
Cash Flow from Operations before Changes in Working Capital						
Operating Loss	-5,686	-5,579	-2,369	-945	-128	-522
Interest Received	602	202	79	590	195	115
Interest Paid	-8	-4	-1	0	-2	-
Dividend Received (Note 12)	-	21	13	-	21	13
Non-Cash Flow Items						
Depreciation (Notes 9,10)	243	126	123	136	-	-
Changes in Accrued Interest	-349	245	41	-351	240	-
Other Non-Cash Flow Items	270	-	-	270	-	-
Income Tax Paid	-22	-17	28	-	-	-
Net Cash Flow from Operating Activities before Changes in Working Capital	**-4,949**	**-5,006**	**-2,085**	**-300**	**327**	**-394**
Increase (-) Decrease (+) Inventory	-1	11	3	0	-	-
Increase (-) Decrease (+) Receivables	285	-623	-108	336	-402	-130
Increase (-) Decrease (+) Liabilities	95	544	-158	-58	317	19
Net Cash Flow from Operating Activities	**-4,569**	**-5,073**	**-2,348**	**-23**	**243**	**-504**
Cash Flow from Investing Activities						
Group's Contributions (Note 27)	-	-	-	-5,219	-5,215	-2,001
Purchase of Intangible Assets (Note 37)	-61	-	-	-	-	-
Purchase of Tangible Assets	-4	-4	-29	0	-	-
Purchase of Financial Assets (Note 30,36)*	-9,692	-	-	-9,692	-	-
Net cash Flow from Investing Activities	**-9,757**	**-4**	**-29**	**-14,911**	**-5,215**	**-2,001**
Cash Flow from Financing Activities						
Change in Long-Term Receivables to Subsidiaries	-	-	-	194	1,100	-1,136
Change in Long-Term Liabilities	-107	-	-	-441	-	37
New Share Issue (Note 7)	148	70	19,928	148	70	19,928
Not Registered Share Capital	-	-	167	-	-	167
Net Cash Flow from Financial Activities	**41**	**70**	**20,095**	**-99**	**1,170**	**18,996**
Net Increase in Cash and Cash Equivalents	**-14,285**	**-5,007**	**17,718**	**-15,032**	**-3,802**	**16,491**
Cash and Cash Equivalents at Opening Balance	16,159	21,166	3,452	15,720	19,522	3,031
Net Foreign Exchange Difference	-29	0	-4	0	-	-
Cash and Cash Equivalents at closing balance (Note 30)	**1,845**	**16,159**	**21,166**	**687**	**15,720**	**19,522**

* During the fiscal year the Company has invested US$ 3 million in a convertible bond to Protein Sciences Corporation, CT. The convertible bond is not listed for trade. Other Short-Term Investments are accounted as Liquid Funds in the Cash Flow Statement.

CHANGE IN SHAREHOLDERS´ EQUITY (GROUP)

(US$ in thousands)

	Share Capital	Other capital contributions	Other reserves	Accumulated losses	TOTAL
Opening Balance September 1, 2003	**645**	**18,349**	**-2**	**-15,654**	**3,338**
New Share Issue	2	49			50
New Share Issue	1	33			34
New Share Issue	324	12,645			12,969
New Share Issue	195	6,680			6,875
Paid, Unregistered Share Capital	-	167			167
Translation Gain **	-	-	6		6
Net Loss of the Year	-	-		-2,236	-2,236
Total Income and Expenses for the Period			**6**	**-2,236**	**-2,231**
Closing Balance August 31, 2004	**1,167**	**37,922**	**4**	**-17,891**	**21,203**
New Share Issue	9	-9			0
New Share Issue	1	18			20
Paid Option Premiums	-	50			50
Translation Gain **	-	-	0		0
Net Loss of the Year	-	-		-5,123	-5,123
Revaluation of Short-Term Placements according to IFRS					
Total Income and Expenses for the Period				**-5,123**	**-5,123**
Closing Balance August 31, 2005	**1,177**	**37,982**	**4**	**-23,014**	**16,149**
Opening Balance September 1, 2005	**1,177**	**37,982**	**4**	**-23,014**	**16,149**
Adjustments due to changed Accounting Principles (Note 1)			74		
Adjusted Opening Balance September 1, 2005	**1,177**	**37,982**	**78**	**-23,014**	**16,223**
Translation Gain *			29		29
Revaluation of Short-Term Investments			-85		-85
Option Premiums		34			34
New Share Issue	44	2,395			2,440
Net Loss of the Year				-5,406	-5,406
Closing Balance August 31, 2006	**1,222**	**40,411**	**22**	**-28,420**	**13,235**

* The Translation Gain originates from Translation Gain of Net Result of the Year for the new Diamyd Inc., US$ 15,500, Net Result of the Year for the old Diamyd Inc., US$ 8,400, Translation Gain from Shareholders' Equity for the old Diamyd Inc., US$ 2,500 and from Translation Gain of a conditioned Shareholders' contribution US$ 10,100.

** Closing Balance Translation Gain originates from Translation Gains and historical Translational Gains of US$ 17,300 from Balanced Loss, US$ 1,540 from Capital contributions, US$ -140 from Share Capital and a Translation Gain of US$ -12,700 from New Share Issue.

CHANGE IN SHAREHOLDER'S EQUITY (PARENT COMPANY)

(US$ in thousands)

	Share Capital	Restricted reserves	Other capital contributions	Other reserves	Accumulated losses	TOTAL
Opening Balance September 1, 2003	**645**		**18,349**	**-2**	**-15,844**	**3,150**
New Share Issue	2		49		0	50
New Share Issue	1		33		0	34
New Share Issue	324		12,645		0	12,969
New Share Issue	195		6,680		0	6,875
Unregisterred Share Capital	-		167		0	167
Allocation of Losses	-		-15,844		15,844	-
Group's Contribution	-		-		37	37
Tax on Group's Contribution	-		-		-10	-10
Net Loss of the Year	-		-		-2,384	-2,384
Closing Balance August 31, 2004	**1,167**		**22,078**		**-2,357**	**20,888**
New Share Issue	9		-9		-	0
New Share Issue	1		18		-	20
Paid Option Premiums	-		50		-	50
Allocation of Losses	-		-2,357		2,357	0
Net Loss of the Year	-		-		-4,888	-4,888
Closing Balance August 31, 2005	**1,177**		**19,781**		**-4,888**	**16,070**
Opening Balance September 1, 2005	**1,177**		**19,781**	**0**	**-4,888**	**16,070**
Adjustments due to changed Accounting Principles (Note 15)					74	74
Adjusted Opening Balance September 1, 2005	**1,177**		**19,781**	**0**	**-4,814**	**16,114**
Reclassification		19,781	-19,781			0
New Share Issue	44			2,395		2,439
Options		34				34
Group's Contribution					25	25
Tax effects on Group's Contributions					-7	-7
Net Loss of the Year					-5,909	-5,909
Revaluations of Short-Term Placements					-85	-85
Closing Balance August 31, 2006	**1,222**	**19,814**		**2395**	**-10,790**	**12,642**

NOTES

NOTE 1. ACCOUNTING PRINCIPLES

The Group's accounting principles conform with The Swedish Accounts Act (SFS 1995:1554, Årsredovisningslagen) and the International Financial Reporting Standards (IFRS). As this year (2005/2006) is the first fiscal year that the IFRS Guidelines are mandatory, the former fiscal year of 2004/2005 constitutes the first year with the new Accounting Principles, and have also been restated in line with these Principles. The transition to IFRS has not resulted in any material changes to prior adopted accounting principles with regard to evaluations and classifications.

Company Information

These financial reports are for the Diamyd Medical Group and its Parent company, Diamyd Medical AB (publ), Registration number 556530-1420 and have been approved by the Board of Directors at the Board meeting on November 27, 2006 and will be submitted to the Annual General Meeting of Shareholders in 2006 for adoption. The Parent company applies the Swedish Financial Accounting Standards Council recommendation RR32.

Important assessments

When the Board and President prepare reports in accordance with generally accepted accounting principles, certain assessments and assumptions must be made that affect the financial information recorded in the final accounts. These assessments and assumptions constitute the basis of the recorded values of assets, liabilities, revenues and expenses in those cases where these cannot be determined simply through information from other sources. The areas which contain a high degree of assessment, which are complex or such areas where assumptions and estimations are of considerable importance comprise above all the Diamyd Group's non-current assets and a Short-Term Investment in a convertible bond that is not subject to trade.

Intangible non-current assets

Licenses and intellectual property rights are valued at acquisition value with straight line depreciation during the estimated economic life. Impairment is assessed on the basis of the net expected future cash flow.

Short-Term Investment

Short-Term Investments in convertible bonds in foreign currencies are valued at the closing exchange rate at year end. Impairment is assessed on the basis of the net expected future cash flow.

Transition to IFRS

The adopted recommendations of IFRS that have resulted in material changes to the Company's Financial Statements are, principally:

a) IFRS 3 regarding acquisitions;
b) IAS 32 and 39 regarding classification and evaluation of financial assets and liabilities as well as financial instruments;
c) IFRS 2 regarding information on share-related remuneration.

The Group's financial statements for 2005/2006 is drawn up according to IFRS. This has not resulted in any revaluations of balances other than Short-Term Investments. Revaluation is accounted for directly to Shareholders' Equity.

Diamyd Medical have elected three comparative fiscal years in this report. According to IASB's (International Accounting Standards Board) guidelines only one comparative fiscal year needs to be reported according to IFRS. Comparatives for 2003/2004 are made according to earlier adopted Swedish accounting principles (Swedish GAAP). This also applies to Notes, where the comparative fiscal year of 2003/2004 is accounted according to Swedish accounting principles.

Choices from IFRS 1

At the transition to IFRS a number of principal choices have been made under the rules that are recommended by the IFRS 1. Below are the most important accounting principles adopted by Diamyd Medical.

Definition of Liquid Funds in the Cash Flow Statement.

According to generally accepted auditing standards in Sweden all investments in marketable securities and Short-Term Investments are included in the definition of Liquid Funds in the Cash Flow Statement. According to IFRS some of the investments in marketable securities are excepted from the definition of Liquid Funds in the Cash Flow Statement. This applies to investments which expires more than three months from time of investment.

In the Year-End report for 2004/2005 investments of nominal value of US$ 4.20 million were classified as Liquid Funds in the Cash Flow Statement according to IFRS. Investments with longer expiry than three months from investment have, according to IFRS, been accounted as a Change of Long-Term Investments in this Year's Cash Flow Statement. These investments are part of the calculation of the Total Shareholders' Equity and Liabilities in the Balance Sheet

Investments in other Companies

In agreement with IAS 39, part of IFRS and applied since 2005, all investments in companies shall be accounted at fair market value in the Balance Sheet. Companies that are classified as dependent companies are excepted from this rule. According to generally accepted auditing standards in Sweden all such investments are evaluated to purchase value, if not a continuous value decrease is registered. Diamyd Medical AB holds 19 % of the company Mercodia AB. The shares are not on free float and sufficient information for accurate calculation of its market value is not available. Thus, Diamyd Medical AB conservatively accounts the holding at acquisition value. If circumstances are changed so that an accurate market value can be calculated, the value will be changed.

Intangible Assets

Intangible Assets mean acquired license rights, acquired directly or via an acquisition or merger with a company. Expenses for acquiring patent licenses are shown as an asset if the patent is the basis for a product or if the license is judged to have a market value equivalent to the value shown. Depreciation for the Intangible Assets uses the straight line depreciation method starting with the acquisition value as the base and an estimated economic life. Patent maintenance costs are continually expensed.

Expenses for maintaining Licenses

Expenses for maintaining licenses are continuously expensed. The patents and other intellectual property rights are not marketable securities and insufficient information is available for accurate calculation of market values. Diamyd Medical will continue to apply the current accounting principles until sufficient information for an accurate valuation is present.

Research- and Development Expenses

Research- and Development Expenses have earlier been accounted for in accordance with the Swedish Financial Accounting Standards Council, RR15. Expenses that arise after commercialization of a product will be capitalized in accordance with the recommendation. RR15 is similar to IAS 38.

Below is shown the effect of IFRS on the 2004/2005 fiscal year financial statement.

Adjusted Balance Statements

US$ in thousands	September 1 2004	September 1 2005
Shareholders' Equity according to Swedish GAAP	21,202	16,149
IFRS-adjustments:		
Fair market value of Financial Investments	-	74
Total IFRS-adjustments	-	74
Shareholders' Equity according to IFRS	21,202	16,223

Consolidation

Companies where Diamyd Medical holds more than 50% of the votes or in other ways has a controlling influence, have been included in the consolidated accounts.

The consolidated accounts have been drawn up according to recommendations of IFRS 3 using the "purchase method". This means that assets and liabilities in the acquired companies are valued at the time of acquisition to establish consolidated acquisition values. According to IFRS 3 the surplus value of the purchase price shall be distributed amongst tangible and intangible assets. Residual values that cannot be apportioned are accounted for as goodwill or negative goodwill. Acquired intangible assets are amortized using the straight line depreciation method starting with the acquisition value and the estimated economic life while the size of goodwill write-down requirement is annually assessed on the basis of the net expected future cash flow.

Foreign subsidiaries are not considered independent entities (also see Foreign Currency Translations).

Income Taxes

The Company accounts for deferred recoverable income taxes pertaining to temporary deductible differences to the extent that it is likely that the differences can be settled. Deferred tax liabilities are calculated and shown in the balance sheet for such assets and liabilities where the tax value differs from the value shown and where the difference forms a taxable temporary difference. Deferred recoverable income tax is calculated in a similar way as for deductible temporary differences and is only shown in the balance sheet in the respect that the right to deduction is available for application to future financial periods. The current tax and changes in the deferred tax liability/receivable are shown in the Income Statement under the heading 'Income tax".

Receivables and Liabilities

Receivables are accounted at the value with which they are expected to be settled. Receivables and liabilities in foreign currencies are valued at closing rate of exchange at the accounting Year-End. Gains or losses for receivables and liabilities of an operating nature are shown among the business' other costs.

Financial assets and liabilities are accounted in accordance with IAS 39. The Company's financial assets are mainly related to Liquid Assets, Short-Term Investments as well as the Investment in a convertible bond of Protein Sciences.

Tangible Assets

Tangible assets are valued at the acquisition value with the deduction of accumulated depreciation. Depreciation "according to plan" is calculated using the straight line depreciation method starting with the acquisition value and the estimated economic life.

NOTES

Write-downs

The write-down requirement for an assets with a limited useful life is examined when there is an indication that the asset's value may have decreased. For assets with an unlimited useful life, including goodwill, this examination is performed per balance sheet date irrespective of whether there is an indication of decreased value or not.

Examination is done through an estimation of the recoverable amount. The recoverable amount is the higher of the value in use and the realizable value. If the recoverable value is lower than the book value write-down is performed.

Research and Development Costs

Research and development expenses are accounted for on an on-going basis. The Company is still in a research- and development phase, and according to the prudence concept in IAS 38, it has been judged that expenses arising before the Company has been able to determine that a final commercial product is achievable are not activated.

Inventory

Inventory is valued according the lowest of the acquisition value and the net realizable value.

Cash Flow Analysis

The Cash Flow Analysis shows payments to and from the Company and is established according to the indirect method. Apart from Cash and Bank Deposits, Short-Term Investments that are exposed to insignificant risk for fluctuations in value as well as traded in a market to a known value or have a term that is shorter than three months from the date of acquisition are classified as Liquid Assets.

Allocations

For legal or informal undertakings entered into, allocations are made continually based on an assessment of the value of the undertaking. In cases where it has not been possible to make a reliable assessment or where there is uncertainty about the undertaking, the undertaking/relationship is shown as a contingent liability.

Foreign Currency Translation

Parent Company

Transactions in foreign currencies are valued at closing rate of exchange at the accounting date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at closing rate of exchange as of the last day in the period covered by the balance sheet. Realized and unrealized translational gains and losses as a result of currency fluctuations are recorded as such in the Income Statement.

Group

The assets and liabilities of foreign subsidiaries are translated at the closing rate of exchange at the balance sheet date. The Income Statements of foreign subsidiaries are translated at weighted average exchange rates for the Year. The translational gains and losses are taken directly to Equity.

The Group and the Parent Company does not apply hedge accounting.

Translation Ratio

The English version of the Annual Report is a translation from the Swedish original. In translations from SEK to US$ the translation ratio is SEK 7.15 = US$ 1, regardless whether the accounted value in SEK was an average value for the fiscal year or a value of the Closing Day of the fiscal year.

Events after the Closing Day

Any events after the accounting Year-End, that confirm commitments for the Company on the Closing Day are considered and shown in the balance sheet.

Accounting for New Share Issue Expenses and repurchase of own Capital Instrument

The amount provided to the Shareholders' Equity is equivalent to the New Share Issue Funds less the direct expenses of the New Share Issue. No repurchase of shares has been executed or is planned.

Financial Instruments

The Company follows the regulations from IAS 39. This means that Financial Assets and Liabilities as well as Instruments that exist within the operations of the Company shall be valued according to the conditions of the market. Classification of Financial Assets, Liabilities and Instruments are accounted and communicated according to their economic significance (IAS 32). The Company's agreements with clients and suppliers do not include currency clauses that result in the characterization of such clauses as Financial Instruments.

Liquid Assets

Apart from Cash and Bank Deposits, Short-Term Investments that are exposed to insignificant risk for fluctuations in value as well as traded in a market to a known value and have a term that is shorter than three months from the date of acquisition are classified as Liquid Assets.

Leasing Agreements

No significant leasing agreements exist in the Group except premises leasing.

NOTES

Share Option Plans

Options attached to future issues of Shares in the Company and which value has been assessed at the market value are accounted as Shareholders' Equity when the option has been paid.

When the Share Option Plan is issued the options are at market value and the only effect of the Share Option Plan on the accounts is with respect to received funds for execution of Options and conversion to Share Capital. Calculated dilution effects are presented in the Earnings per Share and appointed market value is calculated in accordance with the Black-Scholes valuation model. Received cash, net after direct transaction expenses, are accounted for Share Capital (nominal value) and Non-Restricted Reserves when the options are exercised.

Revenues

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the Revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sales of Goods:

Revenue is recognized when the significant risks and rewards of ownership of the Goods have passed to the buyer and the amount of revenue can be measured reliably.

Interest:

Revenue is recognized as the interest accrues and can be reliably measured (taking into account the effective yield on the asset).

Revenue from out-licensing of technology:

Revenue from an out-license is recognized to the extent that it is probable that the economic benefits will flow to the Group as it accrues and can be reliably measured.

Pensions

All Company Employees are provided with individual pension schemes which are chargeable and for which the Company has an agreement with an insurance company to administer these schemes. Expenses for pension schemes are given according to the Swedish Financial Accounting Standards Council recommendation RR 29 and URA 42.

Remuneration to the Board and Employees

The Members of the Board of Directors are paid remuneration as determined by the Annual General Meeting of Shareholders. The Board of Directors negotiates compensation and on other terms of employment for the President and CEO. The compensation is adjusted to the conditions of the market and may be constructed by salary, pension benefits and other benefits as well as terms for notice. Other Employees negotiate their compensation and other terms of employment with the CEO.

Business Area, Geographic Region and Principles for Distribution between the Areas

Business Area

The Diamyd Medical Group has divided sales into two business segments: out-licensing of the GAD-technology and sales of products related to the GAD-technology.

Geographic Regions

A Geographic Region encompasses a Region in which companies provide products and services, in which the basis for competition of these products and services is on equal terms, and in which the circumstances for competition deviate from adjoining markets where the circumstances for competition are different. The basis for competition need not be totally uniform; it is enough if they are similar or appreciably uniform. Even if one considers the established players in the local region, or national players with differential power in different regions, this does not limit a niche in the market on a national scale.

NOTES

NOTE 2. SALES

Net sales is distributed as given below.

US$ in thousands

	2005/2006	2004/2005	2003/2004
Sales of GAD-protein and diagnostic products	99	116	232
Invoiced freight	2	6	10
Out-licensing of GAD-technology	500	-	-
Other operating income	-	1	-
TOTAL	**605**	**123**	**242**

Out-licensing of GAD-technology

Diamyd Medical has entered into a non-exclusive license agreement by which Neurologix, Inc. obtained rights to use the GAD65-molecule in its development of a therapeutic treatment for Parkinson's disease. Terms of the agreement include a license execution payment of US$ 500,000, annual fees of US$ 75,000 from year 2008 as well as milestones and royalties on commercial sales. Regarding Diamyd®, the core business of Diamyd Medical, there is at present no out-licensing agreement to an external party.

GAD-related Products

These products are comprised of the GAD-protein. The products are sold to researchers and laboratories. The sales are mainly a way to prepare the market for the upcoming product Diamyd®, which is under development.

All sales are made from the subsidiaries Diamyd Diagnostics and Diamyd Inc.

Sales per Geographic Regions

US$ in thousands

	2005/2006		2004/2005	
	GAD-related	Other	GAD-related	Other
Nordic countries	12	7	37	29
Europe (excluding the Nordic countries)	13	0	11	0
North America	63	0	19	16
Rest of the World	2	0	5	0
TOTAL	**91**	**7**	**72**	**45**

NOTES

Information about Sales and Net sales

US$ in thousands

	GAD-related products		Out-licensing of the GAD-technology		Eliminations		TOTAL	
	05/06	04/05	05/06	04/05	05/06	04/05	05/06	04/05
External Sales	99	116	504	-			603	116
Internal Sales	5	-	-	-	-5			
Invoices freight	2	6	-	-			2	6
Other operating income	-	8	-	-	18		18	8
Total Income	**106**	**130**	**504**	-	**13**		**622**	**130**
Cost of Goods Sold	-23	-108	-	-			-23	-108
Operating Income/Business Area	83	22	504	-			599	22
Other Expenses per Business Area	-57	-51	-5,984	-5,423			-6,041	-5,475
Depreciations	-	0	-243	-126			-243	-126
Operating Income	**26**	**-30**	**-5,724**	**-5,549**			**-5,686**	**-5,579**
Interest Expense	-	-	-8	-4			-8	-4
Interest Income	-	-	253	447			253	447
Other Financial Items	-	-	35	21			35	21
Net Loss after Financial Income	**26**	**-30**	**-5,444**	**-5,084**			**-5,406**	**-5,114**
OTHER INFORMATION								
Assets	143	383	14,419	17,030		135	14,562	17,549
Liabilities	68	413	1,258	790		196	1,327	1,399
Investments per Business Area	-	-	**3,287**	5				5

NOTES

NOTE 3. INCOME STATEMENT CLASSIFIED ACCORDING TO TYPE OF EXPENSE

The Company uses an income statement classified according to the type of expense. Two of the most important expenses of the Company are Research & Development and Patent Expenses which, because of their importance and significance to the Company are published in the Income Statement. Expenses classified as Research & Development Expenses are all related to the clinical trials and the manufacture of the agents for the trials. Personnel, directly involved with Research & Development activities are accounted under this Item in the Income Statement.

NOTE 4. SUBSCRIBED BUT NOT PAID CAPITAL

Subscribed but not paid capital as of August 31, 2004 consisted of 11,882 shares of series B from the New Share Issue in June 2004. This capital was paid during the 2004/05 fiscal year.

NOTE 5. PERSONNEL AND REMUNERATION

Personnel

Number of Employees

	August 31st		
	2006	2005	2004
Women	3	2	1
Men	6	4	4
TOTAL	**9**	**6**	**5**

Distribution in terms of Gender

	August 31st					
	2006		2005		2004	
	Women	Men	Women	Men	Women	Men
Board Members	0%	100%	0%	100%	20%	80%
Employees	17%	83%	33%	67%	0%	100%
Foreign Subsidiaries	0%	100%	100%	0%	0%	100%

Sick Leave*

	2005/2006	2004/2005
Women	3.61 %	1.57 %
Men	2.01 %	0.76 %
TOTAL	**2.70 %**	**1.11 %**

* Definition: Sick leave is defined as the absence from work divided by the available working time adjusted for leave of absence. No employee has been on sick leave for more than 14 consecutive days during the fiscal year.

NOTES

Remunerations to Personnel

Remunerations to the CEO
The CEO was paid a salary of US$ 190,000 (184,000) including a remuneration of US$ 11,300 for being a member of the Board of Directors. The Company pays two occupational pension insurances for the CEO. A fixed annual premium of US$ 6,990 has been paid to occupational pension insurance #1 since the commencement of the policy on April 9, 1997. For occupational pension insurance #2, the Company pays a premium of 35% of the annual salary. Commencement of the policy was March 1, 2002. Both insurances mature when the insured reaches 65 years of age. The total pension expenses for the CEO during the fiscal year were US$ 66,600 (60,400). Pension expenses refer to the expenses that are charged until closing date of the fiscal year. No share-related remunerations were made to the CEO during the fiscal year. The CEO's holdings were bought at market value.

Remunerations to Managment team
Salaries paid to other Key executives during the fiscal year were US$ 738,000 (554,000). Occupational pension premiums for other Key executives amounted to US$ 129,000 (136,000). The Company offers Pension Schemes to all Key executives equal to 20-35% of the pension-entitled salary. The Pension Schemes mature when the insured Key executives reaches 65 years of age. All the pension benefits are transferable, i.e., not conditional on future employment. Pension expenses refer to the expenses that are charged until Closing Date of the fiscal year.

Termination Payments for the CEO and Other Key executives
The contract between the Company and the CEO is subject to twelve months' notice by either party. The CEO's employment agreement does not include any provisions for severance pay. The contracts between the Company and Key executives are subject to between one to three months' notice by either party. Employment agreements currently make no provisions for severance pay.

US$ in thousands	2005/2006	2004/2005	2003/2004
CEO's Salary	190	184	157
Other Employees' Salaries	738	554	336
Total Salaries	**929**	**738**	**494**
Social Security Expenses	271	236	174
Pension Expenses to CEO	74	67	51
Pension Expenses, other Key executives	122	134	75
Other Personnel Expenses	52	56	56
Total Personnel Expenses*	**1,430**	**1,227**	**850**

* In Total Personnel Expenses is included Salaries of US$ 37,100 and Social Security Expenses of US$ 11,900 that are classified as Research and Development costs in the Income Statement.

NOTES

Remunerations to the members of the Board of Directors

At the Annual General Meeting of Shareholders on December 12, 2005 was approved a salary of US$ 11,500 to the members of the Board of Directors (excluding the CEO that was also a member of the Board of Directors and was given a salary of US$ 11,300) and US$ 23,100 to the Chairman of the Board of Directors for the period ending with the Annual General Meeting of Shareholders for 2006. In addition to this, one member of the Board of Directors invoiced consulting fees amounting to US$ 50,100 during the fiscal year. No other Remuneration was given.

US$ in thousands	Salary**	Other Remunerations	Total
Chairman of the board	23		23
Board members***	44	50	94
TOTAL	**67**	**50**	**117**

** Excluding Social Security Expenses.

*** One member of the Board of Directors has invoiced consultancy fees of US$ 50,100 during the fiscal year. The fees are related to the part of the work with the acquisition of Nurel Therapeutics Inc. that was undertaken outside the normal duties of Members of the Board of Directors.

NOTE 6. TRANSACTIONS WITH IMMEDIATE FAMILY MEMBERS

During the fiscal year US$ 81,300 (60,600) were paid to two different companies represented by Immediate Family Members of the CEO for providing services to the Company and US$ 65,500 (23,500) were paid as salary to one Immediate Family Members of the CEO.
No other Immediate Family Member of the members of the Board of Directors or the Employees have been directly or indirectly involved in any business transaction with the Company that was unusual in its character or terms and conditions and took place during the current fiscal year. Neither has the Company given any loans, provided any guarantees or stood surety for or for the benefit of any member of the Board of Directors, Employees or Accountants in the Company.

NOTES

NOTE 7. SHARE OPTION PLAN 2004/2007

A Share Option Plan was approved by the Shareholders at the Company's Annual General Meeting of Shareholders in 2004 (DIAM TO 2004/2007). The DIAM TO 2004/2007 Share Option Plan comprises 200,000 subscription options of which all had been signed by August 31, 2006. The premium per option was US$ 0.42 in December 2004. The subscription price is US$ 6.99 and transactions are made at market value based on Black & Scholes equation.

Share Option Plan	2004
Year of issue	2004
Number of shares	200,000
Last subscription date	2007-12-31
Strike price, US$	6.99
Maximum settlement amount, US$ million	1.40

NOTE 8. OTHER EXTERNAL EXPENSES

During the fiscal year 2005/2006, auditing expenses for the Diamyd Group amounted to US$ 43,900 (50,300) and consultancy fees amounted to US$ 28,000 (9,090). Auditing costs are part of the Total External Costs.

Group (US$ in thousands)	2005/2006	2004/2005	2003/2004
Focus revision AB			
Audit fees	28	36	22
Other services	6	4	3
TOTAL	**34**	**40**	**25**
Ernst & Young AB			
Audit fees	14	14	18
Other services	22	5	6
TOTAL	**36**	**19**	**24**
Lally & Lally & Co.			
Audit fees	2	-	-
Other services	-	-	-
TOTAL	**2**	-	-

Parent Company (US$ in thousands)	2005/2006	2004/2005	2003/2004
Focus revision AB			
Audit fees	16	31	12
Other services	6	4	3
TOTAL	**22**	**35**	**15**
Ernst & Young AB			
Audit fees	14	14	18
Other services	22	5	6
TOTAL	**36**	**19**	**24**

NOTES

NOTE 9. INTANGIBLE ASSETS AND DEPRECIATIONS

Intangible assets are patents which are depreciated over five years apart from the license with University of Pittsburgh, PA, U.S.A. that is depreciated over ten years. The patents associated with this license have a life time that justify a longer depreciation time.

US$ in thousands	2005/2006	2004/2005	2003/2004
Purchase value, Opening Balance	1,427	1,427	1,427
Purchase for the Year	2,386	-	-
Disposals	-	-	-
Purchase value, Closing Balance	3,813	1,427	1,427
Depreciations, Opening Balance	-1,243	-1,138	-1,032
Disposals	-	-	-
Depreciation of the Year	-227	-105	-106
Depreciations, Closing Balance	-1,471	-1,243	-1,138
Net Book Value August 31, 2006	**2,342**	**183**	**288**

NOTE 10. TANGIBLE ASSETS AND DEPRECIATIONS

Computers are depreciated over 3 years and machinery and equipment are depreciated over 5 years.

US$ in thousands	2005/2006	2004/2005	2003/2004
Purchase value, Opening Balance	207	202	177
Purchase for the Year	4	5	29
Disposals	-	-	-4
Purchase value, Closing Balance	211	207	202
Depreciations, Opening Balance	-176	-155	-142
Disposals	-	-	4
Depreciation of the Year	-16	-21	-17
Depreciations, Closing Balance	-192	-176	-155
Net Book Value August 31, 2006	**19**	**31**	**47**

NOTES

NOTE 11. FINANCIAL FIXED ASSETS

Financial Fixed Assets consists of a holding of shares in Mercodia AB, Sweden, Registration number 556157-5100. The Group's holding is 19 % of the capital or 1,000 shares. Net Book Value is US$ 112,000. The Net sales in Mercodia was 2005 US$ 6.74 million (5.48 million) and the reported profit was US$ 1.01 million (0.50 million). Diamyd Medical's Equity in Mercodia is US$ 0.49 million (0.34 million). The Company is entitled to dividends from Mercodia of US$ 35,000. Mercodia has not executed the payment with reference to the ongoing legal discussions between the companies. Diamyd Medical is of the opinion that the claim is fully recoverable since Mercodia has no right to withhold the dividend without sending an intention of offset for the dividends against other claims.

US$ in thousands	2005/2006	2004/2005	2003/2004
Acquisition value, Opening Balance	112	112	112
Investments during the Year	-	-	-
Acquisition value, Closing Balance	112	112	112
Accumulated Amortization, Opening Balance	-	-	-
The Year's Amortization	-	-	-
Accumulated Amortization, Closing Balance	-	-	-
Net Book Value on Closing Date, August 31.	**112**	**112**	**112**

NOTE 12. FINANCIAL INCOME

The Company is entitled to dividends of US$ 35,000 from Mercodia AB, Sweden, which has been accounted for as a Financial Income. Mercodia has not executed the payment with reference to the ongoing legal discussions between the companies (see Litigation). Diamyd Medical is of the opinion that the claim is fully recoverable since Mercodia has no right to withhold the dividend without sending an intention of offset for the dividends against other claims.

NOTE 13. INVENTORY

The inventory consists of GAD-related products for sale.

NOTE 14. ACCOUNTS RECEIVABLES

The Diamyd Group markets products related to diabetes in order to promote contacts with researchers and to prepare the market for Diamyd®. Receivables are: US$ 20,700 (62,900).

NOTES

NOTE 15. PREPAID EXPENSES AND ACCRUED INCOME (PARENT COMPANY)

	August 31st		
US$ in thousands	2006	2005	2004
Prepaid patent fees	84	71	65
Prepaid insurance fees	14	11	20
Accrued interest Income	215	565	67
Other prepaid Expenses	50	114	9
TOTAL	**364**	**762**	**161**

NOTE 16. SHORT-TERM INVESTMENTS

Short-Term Investments are valued at acquisition value in accordance to IAS 39. All Short-Term Investments are invested in interest bearing bonds in the securities market. The value of the Company's Short-Term Investments can temporarily vary due to changes in market interest rates. All Short-Term Investments are subject to trade and thus, are classified as Short-Term even if expiry date is longer than one year.

The Parent company applies the Swedish Financial Accounting Standards Council recommendation RR 32:05, which means that Short-Term Investments for the Parent company are also valued at market value.

	August 31, 2006	August 31, 2005	
US$ in thousands	Net Book Value/Market Value	Net Book Value	Market Value
Swedish mortgage bonds	2,123	2,192	2,175
Banks	2,150	2,018	2,083
Other Swedish issuers	2,108	8,569	8,645
Market value according to IFRS	-11	-	-
TOTAL	**6,371**	**12,780**	**12,903**

Listed Short-Term Investments

US$ in thousands	August 31, 2006	August 31, 2005
Remaining premium	88	272
Remaining discount	-	-

Durations

	August 31, 2006	August 31, 2005
US$ in thousands	Net Book Value	Net Book Value
0-1 years	6,382	6,230
1-2 years	-	4,357
Market value according to IFRS	-11	-
TOTAL	**6,371**	**12,780**

NOTES

NOTE 17. ONGOING NEW SHARE ISSUE

The ongoing New Share Issue consisted of 64,942 options from the 1996 Share Option Plan which were exercised on August 31, 2004. Consequently the Equity increased by US$ 9,080 when the new Shares were registered and the remaining part of the funds was transferred to the Share Premium Reserves

NOTE 18. WARRANTS

In connection with a New Share Issue in December 1999, 768,205 promissory notes of US$ 0.14 each were issued with detachable options to subscribe for 75,392 shares of series A (DIAM TO 1 A 1999/2006) and 692,813 shares of series B (DIAM TO 1 B 1999/2006). On September 6, 2006 the Company received liquid funds of US$ 6.88 million from subscribed new shares.

According to the IAS 32/39 these promissory notes are not joint instruments. The interest free loan of US$ 107,000 will be repaid in conjunction with the exercise of the options and no premature redemption is allowed. The promissory notes are due for payment August 31, 2006 and are therefore classified as a Short-Term Liability.

NOTE 19. ACCRUED EXPENSES AND PREPAID INCOME (GROUP)

		August 31st	
US$ in thousands	2006	2005	2004
Accrued vacation pay	2	8	40
Accrued Social Security Expenses	19	24	23
Accrued Expenses, clinical trials	462	499	41
Other Expenses	322	273	285
TOTAL	**804**	**804**	390

NOTE 20. OPERATING EXPENSES

Exchange Rate Losses related to sales, Cost of Goods Sold and other external expenses amount to US$ 43,400 (excluding the convertible bond to Protein Sciences Corporation, CT, U.S.A.; US$ -266,000). Exchange Gains related to sales, Costs of Goods Sold and other external expenses amount to US$ 27,000. The Net Loss for the Year was affected by a Net Exchange Rate Loss of US$ 16,400.

NOTES

NOTE 21. INCOME TAX

Exchange Rate Losses related to sales, Cost of Goods Sold and other external expenses amount to US$ 43,400 (excluding the convertible bond to Protein Sciences Corporation, CT, U.S.A.; US$ -266,000). Exchange Gains related to sales, Costs of Goods Sold and other external expenses amount to US$ 27,000. The Net Loss for the Year was affected by a Net Exchange Rate Loss of US$ 16,400.The Group's non tax-deductible items amount to US$ 6,430, which would result in a Tax Income of US$ 1,820 if taxes would have been accounted. The Parent company's confirmed tax-deficit amounts to US$ 4.97 million. For the Group the confirmed tax-deficit amount to US$ 22.7 million. When taxation for the fiscal year 2005/2006 is established, these amounts are estimated to be US$ 5.15 million for the Parent company and US$ 27.2 million for the Group. Tax-deficits are not limited in time and may be netted towards future profits at any time. No prerequisites to account for deferred tax claims exist. Should the operations become profitable in the future; the value of the Parent company's deferred tax claims will amount to US$ 1.44 million at a tax rate of 28%. The corresponding value for the Group as a whole will amount to US$ 7.63 million. General Tax Rate is 28%.

Group
(US$ in thousands)

2005/2006	Earnings before Taxes	Taxes
Loss before Taxes	-5,406	1,514
Non-deductible items	29	8
Tax free Income	-36	-10
Taxes on last Year's Profit	-	-
Non-capitalized deferred Income Taxes recoverable	-	-1,512
Effective Tax	-	-

2004/2005		
Loss before Taxes	-5,115	1,432
Non-deductible items	12	-3
Tax free Income	0	0
Taxes on last Year's Profit*	-	-9
Non-capitalized deferred Income Taxes recoverable	-	-1,428
Effective Tax	-	-9

* The Tax on last Year's Profit of US$ 9,000 derives from the operations in Diamyd Inc. in North Carolina during the fiscal year 2003/2004. Due to the fact that the operations were moved from North Carolina, the State tax deficits of North Carolina could not be addressed.

NOTES

Parent company
(US$ in thousands)

2005/2006	Earnings before Taxes	Taxes
Loss before Taxes	-5,909	1,654
Non deductible items	5,244	-1,468
Tax free Income	-35	10
Additional saved deductible deficiency	675	-189
Effective Tax	-	**-7**

2005/2006		
Loss before Taxes	-4,888	1,369
Non deductible items	5,215	-1,460
Tax free Income	0	0
Used saved deductible deficiency	-327	91
Effective Tax	-	-

NOTE 22. SHARES IN SUBSIDIARIES

Subsidiary	Corporate Registration number	Registered office	Shareholders' Equity (US$ in thousands)	Earnings (US$ in thousands)	Ownership Share	Number of Shares	Book Value (US$)
Diamyd Therapeutics AB	556242-3797	Stockholm	154	-4,422	100%	1,000,000	139,860
Diamyd Diagnostics AB	556552-2280	Stockholm	18	20	100%	100,000	13,986
Diamyd Inc.*	-	Pittsburgh, PA	-295	-295	100%	1,000	1
Diamyd Inc.*	1487145	Tom's River, NJ	-59	-16	100%	1,000	1,259

* Diamyd Medical has been reorganized since the acquisition of the assets of Nurel Therapeutics Inc.. After the acquisition US based personnel, research know-how and research agreements are property of Diamyd Inc., PA while Cash and the license agreement with University of Pittsburgh, PA are property of the Parent company. The transfer of operations has not influenced the Group's Consolidated Financial Statements in any material way.

NOTE 23. LONG-TERM RECEIVABLES FROM SUBSIDIARIES

US$	
Long-Term Receivables from Diamyd Therapeutics AB	0
Long-Term Receivables from Diamyd Diagnostics AB	24,900
TOTAL	**24,900**

NOTES

NOTE 24. PREPAID EXPENSES AND ACCRUED INCOME (PARENT COMPANY)

		August 31st	
US$ in thousands	2006	2005	2004
Accrued interest Income	207	558	64
Other prepaid Expenses	22	18	16
TOTAL	**229**	**576**	**89**

NOTE 25. CURRENCY CLAUSES IN AGREEMENTS WITH SUPPLIERS AND CUSTOMERS

The Company applies no currency hedging and there are no currency clauses in agreements with suppliers and customers.

NOTE 26. SHORT-TERM LIABILITIES TO SUBSIDIARIES

US$ in thousands	
Liabilities, Diamyd Therapeutics AB	4
Liabilities, Diamyd Inc.	26
Liabilities, Diamyd Diagnostics AB	2
TOTAL	**32**

NOTE 27. DEFICITS IN SUBSIDIARIES

The Parent company warrants capital cover annually for the Swedish subsidiaries as they are running deficits. For 2005/2006 the outstanding capital cover amounts US$ 4.48 million as was adjusted at the end of 2005.

NOTE 28. THE COMPANY'S SURVIVAL

The Parent company's and the Group's current operations principally consist of research and development. Thus, the operations do not generate positive cash flow. It is the Board's and the management's assessment that further financing might be required to finalize the Diamyd® project and other activities. The Parent company's and the Group's survival prospects are continuously analyzed at a 12 month horizon by the Board of Directors.

The Parent company has carried out 5 New Share Issues. In a series of New Share Issues in 1996 the Shareholders invested approximately US$ 2.94 million in the Company. Through a New Share Issue in 1997/1998 the Company was provided with approximately US$ 7.96 million by the Shareholders. Through a New Share Issue in 1999/2000 the Company was provided with approximately US$ 4.20 million by the Shareholders. Through a New Share Issue in 2001/2002 the Company was provided with approximately US$ 4.20 million by the Shareholders. Through a New Share Issue in 2003/2004 the Company was provided with approximately US$ 20.3 million by the Shareholders.

Thus, in total US$ 39.2 million have been invested in the Company. Also, the Company has received additional funds through exercised options. Moreover, after the end of the fiscal year the Company has been provided with another US$ 6.88 million through the exercise of the warrant program that expired on the August 31, 2006.

NOTES

NOTE 29. EXPENSES FOR THE COMPANY'S WEB SITE

The Company's web site is intended to provide information about the Company in accordance to the information requirements of the Company's Listing Agreement with the Nordic Exchange. Thus, Expenses for the Company's web site in currently not classified as an intangible asset, as neither Income nor cost savings are expected as a result of the web site. The Expenses associated with the Company's web site are allocated as presented in the table below.

US$	2005/2006	2004/2005	2003/2004
Maintenance	36,200	25,500	9,500
Translations	-	4,200	6,600
Other	800	400	400
TOTAL	**37,100**	**30,100**	**16,400**

NOTE 30. CASH FLOW ANALYSIS

The Parent company manages the majority of the Group's funds. Transfer of funds are made to Subsidiaries throughout the year when needed and is accounted for through Group's contributions or shareholders' contributions at the end of the fiscal year. As of August 31, 2006 Cash and bank deposits amounted to US$ 1.84 million and Short-Term Investments amounted to US$ 6.37 million. Change in Liquid Assets is influensed by the fact that there are Short-Term Investments that were included included in the term Liquid Assets at the opening of the fiscal year, but were excluded at the closing of the fiscal year.

NOTE 31. LIABILITIES

All of the Company's Liabilities are non-interest bearing.

NOTE 32. AMORTIZATION OF SHARES IN THE GROUP COMPANIES/SHAREHOLDERS' CONTRIBUTIONS

Amortization of Shares in the Group companies/shareholders' contributions refers to the amortization of Shares and is equivalent to supplied Shareholders' contributions. The contributions amount US$ 4.41 million to Diamyd Therapeutics as well as US$ 838,000 to Diamyd Inc.. Amortization is made after calculation of recovery value or the net realizable value

NOTES

NOTE 33. INTEREST INCOME

Group, in US$	2005/2006	2004/2005
Interest, bank	37,300	83,900
Interest, bonds and commercial papers	216,000	363,000
TOTAL	**253,000**	**447,000**

Parent Company, in US$	2005/2006	2004/2005
Interest, bank	23,400	72,600
Interest, bonds and commercial papers	216,000	363,000
TOTAL	**239,000**	**436,000**

NOTE 34. RESEARCH AND DEVELOPMENT EXPENSES

While the Employees of the Group manage Research and Development, third parties perform the Clinical trials and produce Diamyd® for the different trials. These external Expenses are classified as Research and Development Expenses.

NOTE 35. FINANCIAL RISKS

The purpose of the Group's investments is to maximize the yield with the lowest possible risk by placing the Company's Liquid Assets with reputable market participants like e.g. banks.

Interest Rate Risks

Interest rate risks arise when the term of a Financial Instrument deviates from the investment horizon. By means of an investment portfolio, with terms distributed over time, Cash are invested considering the expected timing of operational Cash requirements in order to reduce the risk of discrepancies in the timing between redemptions and operational cash requirements. Thereby the interest rate risk is minimized.

Currency Risks

The Group is active on an international arena where both income and costs arise in foreign currencies. It is uncertain how exchange rates for SEK will change in the future. The Company does not hedge itself against currency fluctuations and there is a possibility that such fluctuations might affect the Company's ability to develop its operations according to plan. The growing operations of Diamyd Inc. might involve an increased exposure to currency fluctuations between US$ and SEK and influence the Group's financials.

Translational Risks

The Net Result is affected when assets and liabilities are denominated in different currencies. This influence is currently marginal as most assets and liabilities are denominated in SEK. The Net Result and Shareholders' Equity are affected when Diamyd Inc.'s Income Statement and Balance Sheet are translated into SEK. With the current scale of the operations in the U.S.A. the impact of the translation is marginal.

Liquidity Risks

There is a risk that the Group does not have sufficient funds to pay Short-Term expected or unexpected Expenses as they become due. The risk is associated with Short-Term Investments that cannot be disposed without delay at Company's demand. The liquidity risks of the Group are managed by considering the expected timing of operational Cash requirements in order to reduce the risk of discrepancies in the timing between redemptions and operational cash requirements. Presently, the liquidity risk is low.

Credit Risk Management

The Company's current investment policy allows discount securities, deposits with Swedish banks, fixed coupon bonds, floating rate notes, zero coupon bonds and other capital guaranteed products.

Additionally, bonds issued by Large Capital companies listed on the Nordic Stock Exchange are permitted.

Valuation

Short-Term Investments are valued at the real value. All Short-Term Investments are interest bearing instruments with Securities Registered Institutions. There is a risk that the value of the Company's Financial Instruments temporarily fluctuates due to changes in market interest rates. However, the Company judges that the Investments will be held until expiry and, hence, will be redeemed at book value plus accrued interest.

The Company's investment in convertible bonds issued by Protein Sciences entails a risk which is commented upon in Note 36 below.

Cash Flow Risks

This Year's Operational Cash Flow amounted to US$ -4.57 million. The total cash flow amounted to US$ -4.88 million. Liquid assets amounted to US$ 8.21 million as of the August 31, 2006. It is the Company's judgment that the liquid assets will last until December 2007 without additional financing.

NOTE 36. SHORT-TERM RECEIVABLES

During the Year the Company has invested in a convertible bond issued by Protein Sciences Corporation, CT, U.S.A. The convertible expires on December 31, 2006. The term of the convertible bond is 5% interest with a premium at expiry. Alternatively, the holder can convert the convertible bond into Shares of Protein Sciences, which would give Diamyd Medical a stake of approximately 5% in the company. Protein Sciences is a research company which currently is dependent on external capital injections to be able to carry on their operations. It is the view of the Board of Directors and the management that there is high potential in the company, which is confirmed by the success with the development of the approved influenza vaccine. Based on these circumstances the assessment is that the value of the investment is not of a kind indicating that it should be subject to write-down. The development of Protein Sciences is monitored continuously and if indications of financial problems arise a renewed analysis of the value of the investment will be carried out.

NOTE 37. SIGNIFICANT TRANSACTIONS NOT AFFECTING THE CASH FLOW

Acquisition of license from Nurel Therapeutics, Inc.

During the Year the Company acquired a license from Nurel Therapeutics, Inc. as well as its Cash of US$ 114,000. The Company paid by a Non-Cash Issue of 317,173 shares of series B at a subscription price of US$ 7.69 per share. The license was valued at US$ 2.33 million.

NOTE 38. LEASING AGREEMENTS

The Company's premises leasing agreement runs until August 31, 2007. Termination must take place at least 9 months before the contractual end date otherwise the contract is extended by 3 years. The Company has paid rent in an amount of US$ 59,300 (49,400) during the fiscal year 2005/2006. For the upcoming fiscal year 2006/2007 the rent will amount to US$ 62,400 according to the contract. The premises leasing agreement of Diamyd Inc. has a notice period of one month.

PROPOSAL FOR THE TREATMENT OF THIS YEAR'S LOSS

The Board proposes that US$ 5,908,643 is transferred from the restricted reserves of the parent company to cover this year's loss of the Parent company of US$ 5,908,643.

DIVIDENDS

The Board of Directors proposes no dividends are issued as a result of operations during the fiscal year 2005/2006.

Stockholm November 27, 2006



Tord Lendau, Chairman



Anders Essen-Möller, President and CEO



Joseph Janes



Peter Rothschild



Björn O. Nilsson



Tord Lendau, Chairman



Anders Essen-Möller



Joseph Janes



Björn O. Nilsson



Peter Rothschild

AUDIT REPORT (TRANSLATION FROM SWEDISH ORIGINAL)

To the Annual Meeting of Shareholders of Diamyd Medical AB (publ)
Corporate identity number 556530-1420

We have audited the Annual accounts, the Consolidated accounts, the accounting records and the administration of the Board of Directors and the Managing Director of Diamyd Medical for the year 2005-09-01 to 2006-08-31. The Board of Directors and the Managing Director are responsible for these accounts and the administration of the Company as well as for the application of the Annual Accounts Act when preparing the Annual accounts and the application of international financial reporting standards IFRSs as adopted by the EU and the Annual Accounts Act when preparing the Consolidated accounts. Our responsibility is to express an opinion on the Annual accounts, the Consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the Managing Director and significant estimates made by the Board of Directors and the Managing Director when preparing the Annual accounts and Consolidated accounts as well as evaluating the overall presentation of information in the Annual accounts and the Consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board Member or the Managing Director. We also examined whether any Board Member or the Managing Director has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The Annual accounts have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the company's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The consolidated accounts have been prepared in accordance with the international financial reporting standards IFRSs as adopted by the EU and the Annual Accounts Act and give a true and fair view of the Group's financial position and results of operations. The statutory administration report is consistent with the other parts of the Annual accounts and the Consolidated accounts.

We recommend to the Annual Meeting of Shareholders that the Income Statements and Balance Sheets of the Parent company and the Group be adopted, that the loss of the Parent company be dealt with in accordance with the proposal in the administration report and that the Members of the Board of Directors and the Managing Director be discharged from liability for the financial year.

Stockholm, November 28, 2006

Ola Wahlquist
Authorized Public Accountant
Ernst & Young AB

Göran Wiman
Authorized Public Accountant
Focus Revision AB

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of Diamyd Medical AB will be held on December 11, 2006 at 3 pm. Location: Strindbergssalen, BERNS, Berzelii Park, Stockholm. Shareholders who wish to attend the Annual General Meeting must be recorded in the Company's register of shareholders, held by the VPC (the Swedish Securities Register Center) by December 5, 2006, and must notify the Company of their intention to attend no later than December 5, 2006.

Shareholders who want to participate in the Annual General Meeting and whose shares are registered in custodial accounts through the trust department of a bank or a stockbroker must re-register the shares temporarily in the shareholder's own name by December 4, 2006 at the latest.

The shareholder's rights at the Annual General Meeting can be exercised by an agent. If a legal entity is represented by an agent the power of attorney should be signed by the person authorized to sign for the entity and a copy of the current certificate of incorporation shall be enclosed the board.

REGISTRATION TO ATTEND CAN BE MADE:

- on the website www.diamyd.com
- by e-mail to investor.relations@diamyd.com
- by mail to Diamyd Medical AB, Linnégatan 89 B, SE-115 23 Stockholm, Sweden
- by fax +46 8 661 63 68
- by phone +46 8 661 00 26

WHEN REGISTERING THE SHAREHOLDER SHOULD STATE:

- his/her name
- social security number / national tax ID number
- address and phone number
- number of shares

GROUP'S OPERATIONAL OVERVIEW 2005/2006*

- Diamyd® was safe and effectively preserved endogenous insulin-producing function in type 1 diabetes patients (Phase II clinical trial results).
- Diamyd® Phase II and II/III clinical trials with total 207 type 2 LADA patients are ongoing.
- Neurologix Inc., NJ licensed GAD65 for the development of a therapy to treat Parkinson's disease. Therapy was safe and tolerable with efficacy demonstrated (Phase I clinical trial results).
- Nurel Therapeutics Inc., PA was acquired, bringing a gene therapy platform for treatment of chronic pain (preclinical stage).
- Protein Sciences Corporation, CT initiated manufacture of Diamyd® for Phase III trials.
- Diamyd Medical invested US$ 3 million in a Protein Sciences convertible bond. Protein Sciences is developing a next-generation recombinant influenza vaccine FluBlØk against pandemic influenza.
- Former Chairman for the Nobel Prize Committee, Hans Wigzell, accepted election as new Director of the Company's Board of Directors.

GROUP'S FINANCIAL OVERVIEW 2005/2006*

- Net Loss of the Year was US$ -5.41 million (-5.12 million).
- Earnings per Share was US$ -0,63 (-0,62).
- Cash Flow was US$ -14.3 million (-5.01 million), expences for research and development were US$ 3.25 million (3.45 million).
- Liquid Assets amounted to US$ 8.21 million (16.3 million) as of August 31, 2006.
- Market capital was US$ 119 million (63.0 million) as of August 31, 2006.
- The Board of Directors proposes that no dividends are issued.
- US$ 6.88 million obtained from outstanding warrants (September 6, 2006).
- Total amount of shares of 9,647,478 (September 6, 2006).
- The Diamyd Medical share is available for trade in the U.S.A. through a Level 1 American Depository Receipt program.

**See disclaimer, content page.*